UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment 2 to
FORM S‑1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Registration No. 333-202193

PRUCO LIFE INSURANCE COMPANY
IN RESPECT OF

PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
(Exact name of registrant as specified in its charter)

Arizona
(State or other jurisdiction of incorporation or organization)

6311
(Primary Standard Industrial Classification Code Number)

22-1944557
(I.R.S. Employer Identification Number)

c/o Pruco Life Insurance Company
213 Washington Street, Newark, New Jersey 07102‑2992, (800) 778-2255
(Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

Jordan K. Thomsen, Vice President and Corporate Counsel
Pruco Life Insurance Company
213 Washington Street, Newark, New Jersey 07102‑2992, (800) 778-2255
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Christopher E. Palmer
Goodwin Procter LLP
901 New York Avenue, N.W.
Washington, DC 20001

May 1, 2017
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS
May 1, 2017
PRUCO LIFE
VARIABLE CONTRACT
REAL PROPERTY ACCOUNT
This prospectus is attached to two other types of prospectuses. The first describes either a variable annuity contract or a variable life insurance contract (collectively, the "Contract") issued by Pruco Life Insurance Company ("Pruco Life," "us," "we," or "our"), a stock life insurance company that is a wholly‑owned subsidiary of The Prudential Insurance Company of America ("Prudential"). The second prospectus describes several investment options available under that variable contract through The Prudential Series Fund (the "Series Fund"). The Series Fund is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company. The Series Fund consists of separate investment portfolios that are mutual funds, each with a different investment policy and objective.
This prospectus describes the Pruco Life Variable Contract Real Property Account (the "Real Property Account"), an additional available investment option. Although it is not a mutual fund, in many ways it is like a mutual fund. Instead of holding a diversified portfolio of securities, such as stocks or bonds, it consists mainly of a portfolio of commercial and residential real properties.
Pruco Life determines the price of a "share" or, as we call it, a "participating interest" in this portfolio of properties, just as it does for the other investment options. It is based upon our best estimate of the fair market value of the properties and other assets held in this portfolio. The portion of your "Contract Fund" (the total amount invested under the Contract) that you allocate to this investment option will change daily in value, up or down, as our estimate of the fair market value of these real properties and other assets change.
The risks of investing in real property are different from the risks of investing in mutual funds. See RISK FACTORS. Also, your ability to withdraw or transfer your investment in this option is not as freely available as it is for the other investment options. See RESTRICTIONS ON WITHDRAWALS.
Please read this prospectus and keep it for future reference.
In compliance with US law, Pruco Life delivers this prospectus to contract owners that currently reside outside of the United States.
Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Pruco Life Insurance Company
213 Washington Street
Newark, New Jersey 07102‑2992
Telephone: (800) 778-2255

PRPA‑1 Ed 5‑2017

TABLE OF CONTENTS

Page
PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND SELECTED RATIOS	1
SUMMARY	2
GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE INVESTMENT MANAGER	3
INVESTMENT POLICIES	4
CURRENT REAL ESTATE‑RELATED INVESTMENTS	7
RISK FACTORS	8
INVESTMENT RESTRICTIONS	9
DIVERSIFICATION REQUIREMENTS	9
CONFLICTS OF INTEREST	9
THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS	11
VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS	11
BORROWING BY THE PARTNERSHIP	12
CHARGES	12
RESTRICTIONS ON WITHDRAWALS	13
RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL PROPERTY ACCOUNT	13
FEDERAL INCOME TAX CONSIDERATIONS	13
DISTRIBUTION OF THE CONTRACTS	14
STATE REGULATION	14
ADDITIONAL INFORMATION	14
EXPERTS	14
LITIGATION	14
REPORTS TO CONTRACT OWNERS	14
INFORMATION ABOUT PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT	A-2
FINANCIAL STATEMENTS OF PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT	B-2
FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP	C-3

PER SHARE INVESTMENT INCOME, CAPITAL CHANGES AND
SELECTED RATIOS
(FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD)
The following information on per share investment income, capital changes and selected ratios has been provided for your information. This page should be read in conjunction with the financial statements and notes thereto of The Prudential Variable Contract Real Property Partnership.

	01/01/2016	01/01/2015	01/01/2014	01/01/2013	01/01/2012
	To	To	To	To	To
	12/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012

Revenue from real estate and improvements	$5.02	$4.94	$5.49	$5.81	$5.00
Equity in income of real estate partnership	$0.00*	$0.00*	$0.00*	$0.00*	$0.02
Interest on short-term investments	$0.02	$0.00*	$0.00*	$0.00*	$0.00*

TOTAL INVESTMENT INCOME	$5.04	$4.94	$5.49	$5.81	$5.02

Investment Management fee	$0.71	$0.62	$0.55	$0.52	$0.47
Real Estate Taxes	$0.49	$0.63	$0.58	$0.53	$0.46
Administrative expense	$0.70	$0.69	$0.97	$0.94	$0.83
Operation expense	$0.64	$0.76	$1.15	$1.28	$1.19
Interest expense	$0.77	$0.77	$0.64	$0.59	$0.39
Minority interest in consolidated partnership	$0.15	$0.14	$0.14	$0.09	$0.06

TOTAL INVESTMENT EXPENSES	$3.46	$3.61	$4.03	$3.95	$3.40

NET INVESTMENT INCOME	$1.58	$1.33	$1.46	$1.86	$1.62

Net realized gain (loss) on real estate investments sold
or converted	($0.06)	$0.03	$0.10	$0.03	$0.07

Change in unrealized gain (loss) on real estate investments	$0.72	$2.78	$1.35	$1.82	$0.68
Minority interest in unrealized gain (loss) on investments	$0.00	($0.43)	($0.16)	($0.32)	($0.14)

Net unrealized gain (loss) on real estate investments	$0.72	$2.35	$1.19	$1.50	$0.54

NET REALIZED AND UNREALIZED
GAIN (LOSS) ON INVESTMENTS	$0.66	$2.38	$1.29	$1.53	$0.61

Net change in share value	$2.25	$3.71	$2.76	$3.39	$2.23

Share value at beginning of period	$44.17	$40.48	$37.78	$34.49	$32.27
Share value at end of period	$46.42	$44.17	$40.48	$37.78	$34.49

Ratio of expenses to average net assets (1)	5.57%	6.36%	8.15%	8.85%	8.84%

Ratio of net investment income to average net assets (1)	3.83%	3.50%	4.03%	5.29%	5.02%

Number of shares outstanding at end of period (000’s)	4,530	4,530	4,651	4,908	5,183
All per share calculations are based on weighted average shares outstanding.
(1) Average net assets are calculated based on an average of ending monthly net assets.
*Per Share amount less than $0.01 (rounded)

1 - Real Property

SUMMARY
This Summary provides a brief overview of the more significant aspects of the Real Property Account. We provide further detail in the subsequent sections of this prospectus.
The Real Property Account is a separate account of Pruco Life Insurance Company (“Pruco Life”) created pursuant to Arizona insurance law. Under that law, the assets of the Real Property Account are not chargeable with liabilities arising out of any other business of Pruco Life. Owners of certain variable life insurance and variable annuity contracts issued by Pruco Life may allocate a portion of their net premiums or purchase payments, or transfer a portion of their Contract Fund, to the Real Property Account. Values and benefits under the Contracts will thereafter reflect the investment experience of the Real Property Account. Contract owners, not Pruco Life, bear the risks and rewards of the investment performance of the Real Property Account to the extent of the Contract owner's Contract Fund invested in the Real Property Account. This prospectus is attached to and should be read in conjunction with the prospectus for the Contract you selected.
Investment of the Real Property Account Assets
The Real Property Account assets are invested primarily in income‑producing real estate through The Prudential Variable Contract Real Property Partnership (the "Partnership"), which is a general partnership that was established by Prudential and two of its wholly-owned subsidiaries, Pruco Life and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”). See The Prudential Variable Contract Real Property Partnership. Currently PGIM, Inc. (“PGIM”) serves as the investment manager of the Partnership. See The Investment Manager. The Partnership invests at least 65% of its assets in direct ownership interests in:

1.	income‑producing real estate;

2.	participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and

3.	real property sale‑leasebacks negotiated on behalf of the Partnership.
The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership's assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership's assets may be invested in other types of real estate related investments, including non‑participating mortgage loans and real estate investment trusts.
Investment Objectives
The investment objectives of the Partnership are to:

1.	preserve and protect the Partnership's capital;

2.	compound income by reinvesting investment cash flow; and

3.	over time, increase the income amount through appreciation in the value of permitted investments and, to a lesser extent, through mortgage loans and sale-leaseback transactions.
There is no assurance that the Partnership's objectives will be attained. See INVESTMENT POLICIES.
Risk Factors
Investment in the Real Property Account, and thereby, participation in the investment experience of the Partnership, involves significant risks. See RISK FACTORS. These include the risk of fluctuating real estate values and the risk that the appraised or estimated values of the Partnership's real property investments will not be realized upon their disposition. Many of the Partnership's real estate investments will not be quickly convertible into cash. Therefore, the Real Property Account should be viewed as a long‑term investment. See RESTRICTIONS ON WITHDRAWALS.
Pruco Life and the investment manager have taken steps that are designed to ensure that the Real Property Account and Partnership will be sufficiently liquid to satisfy all withdrawal or loan requests promptly (within seven days), see Liquidity of Investments. Prudential’s management of the Partnership is subject to certain conflicts of interest, including the possible acquisition of properties from Prudential Financial affiliates. See CONFLICTS OF INTEREST.
Summary of Charges
The Partnership pays a daily investment management fee, which amounts to 1.25% per year of the average daily gross assets of the Partnership. The Partnership also compensates the investment manager for providing certain accounting and administrative services. See CHARGES. The portion of your Contract Fund allocated to the Real Property Account is subject to the same Contract charges as the portion of your Contract Fund allocated to The Prudential Series Fund, Inc. (the "Series Fund"). The Series Fund is the underlying funding vehicle for the other variable investment options available to Contract owners. You should read the Contract prospectus for a description of those charges.
Availability to Pruco Life Contracts
The Real Property Account is currently available to purchasers of Pruco Life's Variable Appreciable Life® Insurance Contracts, Variable Life Insurance Contracts, Discovery® Life Plus Contracts, and Discovery® Plus Contracts. It is not available on Contracts that are purchased in connection with IRAs, Section 403(b) annuities, and other tax‑qualified plans, that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA") or to the prohibited transaction excise tax provisions of the Internal Revenue Code. See THE REAL PROPERTY ACCOUNT'S UNAVAILABILITY TO CERTAIN CONTRACTS. For example, a Variable Appreciable Life Contract owner who elects to invest part of his or her net premiums in the Pruco Life Variable Appreciable Account, a separate account of Pruco Life registered as

2 - Real Property

a unit investment trust under the Investment Company Act of 1940, and part in the Real Property Account, will be subject to the same: (1) monthly sales charges; (2) risk charges; (3) administrative charges; (4) insurance charges; and (5) contingent deferred sales charges without regard to what portion is invested in the Pruco Life Variable Appreciable Account and what portion is invested in the Real Property Account. The Real Property Account has established different subaccounts, relating to the different types of variable Contracts that may participate in the Real Property Account. These subaccounts provide the mechanism and maintain the records whereby these different Contract charges are made.
This prospectus may only be offered in jurisdictions in which the offering is lawful. No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.
GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY, PRUCO
LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT, THE PRUDENTIAL
VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP, AND THE
INVESTMENT MANAGER
Pruco Life Insurance Company
Pruco Life, a stock life insurance company, was organized on December 23, 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam, and in all states except New York. These Contracts are not offered in any state in which the necessary approvals have not been obtained.
Pruco Life is a wholly‑owned subsidiary of Prudential, a stock life insurance company that has been doing business since October 13, 1875. Prudential is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company. As Pruco Life’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Pruco Life and Prudential. However, neither Prudential Financial, Prudential, nor any other related company has any legal responsibility to pay amounts that Pruco Life may owe under the Contract.
Pruco Life Variable Contract Real Property Account
The Real Property Account was established on August 27, 1986 under Arizona law as a separate investment account. The Real Property Account meets the definition of a "separate account" under the federal securities laws. The Real Property Account holds assets that are separated from all of Pruco Life's other assets. The Real Property Account is used only to support the variable benefits payable under the Contracts that are funded by the real estate investment option.
The Contract obligations to Contract owners and beneficiaries are general corporate obligations of Pruco Life. Pruco Life is also the legal owner of the Real Property Account assets. Pruco Life will maintain assets in the Real Property Account with a total market value at least equal to the amounts credited under the real estate option to all the Contracts participating in the Real Property Account. These assets may not be charged with liabilities, which arise from any other business that Pruco Life conducts. In addition to these assets, the Real Property Account's assets may include funds contributed by Pruco Life, and reflect any accumulations of the charges Pruco Life makes against the Real Property Account. See VALUATION OF CONTRACT OWNER’S PARTICIPATING INTERESTS.
Pruco Life will bear the risks and rewards of the Real Property Account's investment experience to the extent of its investment in the Real Property Account. Pruco Life may withdraw or redeem its investment in the Real Property Account at any time. We will not make any such redemption if it will have a materially adverse impact on the Real Property Account. Accumulations of charges will be withdrawn on a regular basis.
Unlike the other separate accounts funding the Contracts, the Real Property Account is not registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 as an investment company. For state law purposes, the Real Property Account is treated as a part or division of Pruco Life. Contract owners have no voting rights with respect to the Real Property Account. The Real Property Account is under the control and management of Pruco Life. The Board of Directors and officers of Pruco Life are responsible for the management of the Real Property Account. No salaries of Pruco Life personnel are paid by the Real Property Account.
The Prudential Variable Contract Real Property Partnership
The assets of the Real Property Account are invested in the Partnership. The Partnership, a general partnership organized under New Jersey law on April 29, 1988, was formed through an agreement among Prudential, Pruco Life, and Pruco Life of New Jersey, to provide a means for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies to be invested in a commingled pool. This was done to provide greater diversification of investments and lower transaction costs than would be possible if the assets were separately invested by each company. All amounts allocated to the Real Property Account are contributed by Pruco Life to the Partnership. Pruco Life's general partnership interest in the Partnership is held in the Real Property Account.
The initial contributions to the Partnership were made on April 29, 1988. Prudential contributed $100,000 in cash to the Partnership; Pruco Life of New Jersey contributed $100,000 in cash to the Partnership; and Pruco Life contributed the real estate and other assets held in its real estate separate account, which had been actively investing in real estate for more than a year. Those assets had an estimated market value of $91,538,737 on that date. Each Partner is entitled to its respective proportionate share of all income, gains, and losses of the Partnership.
The Partnership assets are valued on each business day. The value of each Partner's interest will fluctuate with the investment performance of the Partnership. In addition, the Partners’ interests are proportionately readjusted, at the current value, on each day when a Partner makes a contribution to, or withdrawal from, the Partnership. When you choose to allocate a portion of your net premiums or purchase payments, or transfer a portion of your Contract Fund, to the Real Property Account, Pruco Life will contribute

3 - Real Property

that amount to the Partnership as a capital contribution. It will correspondingly increase the Real Property Account's interest in the Partnership. Values and benefits under the Contract will thereafter vary with the performance of the Partnership's investments. For more information on how the value of your interest in the Real Property Account and the value of the Partnership's investments are calculated, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.
Contract owners have no voting rights with respect to the Partnership operations.
The Investment Manager
Currently, PGIM acts as investment manager of the Partnership. PGIM invests in and manages real estate equities and mortgages for the general account and separate accounts of Prudential Financial affiliates, and other third party accounts.
PGIM, on behalf of the general account, and separate accounts of Prudential Financial affiliates, and other third party accounts, is one of the largest real estate investors in North America. PGIM and Prudential Financial affiliates participate in real estate ventures through public and private partnerships. As of December 31, 2016, PGIM managed $104.9 billion of net domestic real estate mortgages and equities of which $54.5 billion is in Prudential’s general account and $50.4 billion is in separate accounts and other third party accounts. Statement value for general account assets is recorded at depreciated cost and for assets in separate accounts and other third party accounts at market value. For a discussion of how the Partnership's real estate‑related investments are valued, see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS .
PGIM has organized its real estate activities into separate business units within Prudential's Global Asset Management Group. Prudential Real Estate Investors (“PGIM Real Estate” ® ) is the unit responsible for the investments of the Real Property Partnership. PGIM Real Estate's investment staff is responsible for both general account and third party account real estate investment management activities .
PGIM Real Estate provides global investment management services to institutional investors worldwide. PGIM Real Estate is headquartered in Madison, New Jersey and has 6 field offices across the United States. As of December 31, 2016, PGIM Real Estate had under management, within the US, approximately 41.9 million net rentable square feet of office real estate, 28.6 million net rentable square feet of industrial real estate, 29.5 million net rentable square feet of retail real estate, 2,238 hotel rooms, 37,074 multifamily residential units, 128,781 units of self-storage real estate and 5,410 units of senior housing real estate.
PGIM has entered into an administrative services agreement with Prudential, Pruco Life, and Pruco Life of New Jersey under which it pays the companies a fee for performing certain of PGIM’s record keeping and other obligations under its investment management agreement with the Partnership.
INVESTMENT POLICIES
Overview
The Partnership has an investment policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans. The largest portion of these real estate investments are direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments, or industrial properties. Approximately 10% of the Partnership’s assets are generally held in cash or invested in liquid instruments and securities although the Partners reserve discretion to increase this amount to meet partnership liquidity requirements. The remainder of the Partnership’s assets are invested in other types of real estate-related investments, including real estate investment trusts.
Investment in Direct Ownership Interests in Real Estate
Acquisition. The Partnership's principal investment policy involves acquiring direct ownership interests in existing (including newly constructed) income‑producing real estate, including office buildings, shopping centers, apartment buildings, industrial properties, and hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Property acquisitions will generally be carried out by the real estate acquisition offices in PGIM Real Estate's network of field offices located in Parsippany, New Jersey, Atlanta, Georgia, Chicago, Illinois and San Francisco, California. A field office or an affiliate of Prudential Financial supervises the management of properties in all of PGIM's accounts.
Proposals to acquire properties for the Partnership are usually originated by a field office. They are reviewed and approved by the Investment Management Committee of PGIM Real Estate. Depending upon the size of the acquisition and other factors, a proposed real estate investment may also be submitted for review to the Investment Committee of the Board of Directors of Prudential.
Although percentage limitations on the type and location of properties that may be acquired by the Partnership have not been established, the Partnership plans to diversify its investments through the type of property acquired and its geographic location. The Partnership's investments will be maintained to meet the Internal Revenue Code diversification requirements. See General Investment and Operating Policies.
In order for the Partnership to meet its stated objectives, it will have to acquire properties that generate more cash than needed to pay its gross operating expenses. To do this, a substantial portion of the Partnership's assets will be invested in properties with operating histories that include established rent and expense schedules. However, the Partnership may also acquire recently constructed properties that may be subject to agreements with sellers providing for certain minimum levels of income. Upon the expiration of or default under these agreements, there is no assurance that the Partnership will maintain the level of operating income necessary to produce the return it was previously experiencing. The Partnership may purchase real property from Prudential Financial or its affiliates under certain conditions. See CONFLICTS OF INTEREST.

4 - Real Property

The property acquired by the Partnership is usually real estate, which is ready for use. Accordingly, the Partnership is not usually subject to the development or construction risks inherent in the purchase of unimproved real estate. From time to time, however, the Partnership may invest in a developmental real estate project that is consistent with the Partnership's objectives. The Partnership will then be subject to those risks.
The Partnership will often own the entire fee interest in an acquired property, but it may also hold other direct ownership interests. These include, but are not limited to, partnership interests, limited liability company interests, leaseholds, and tenancies in common.
Property Management and Leasing Services. The Partnership usually retains a management company operating in the area of a property to perform local property management services. A field office or other affiliate of Prudential Financial will usually: (1) supervise and monitor the performance of the local management company; (2) determine and establish the required accounting information to be supplied; (3) periodically inspect the property; (4) review and approve property operating budgets; and (5) review actual operations to ensure compliance with budgets. In addition to day‑to‑day management of the property, the local management company will have responsibility for: (1) supervision of any on‑site personnel; (2) negotiation of maintenance and service contracts; (3) major repair advice; (4) replacements and capital improvements; (5) the review of market conditions to recommend rent schedule changes; and (6) creation of marketing and advertising programs to obtain and maintain good occupancy rates by responsible tenants. The local management company fees will reduce the cash flow from the property to the Partnership.
The Partnership usually retains a leasing company to perform leasing services on any property with actual or projected vacancies. The leasing company will coordinate with the property management company to provide marketing and leasing services for the property. When the property management company is qualified to handle leasing, it may also be hired to provide leasing services. Leasing commissions and expenses will reduce the cash flow from the property to the Partnership.
PGIM Real Estate may, on behalf of the Partnership, hire a Prudential Financial affiliate to perform property management or leasing services. The affiliate's services must be provided on terms competitive with unaffiliated entities performing similar services in the same geographic area. See CONFLICTS OF INTEREST.
Annually, the field office which oversees the management of each property owned by the Partnership will, together with the local property management firm, develop a business plan and budget for each property. It will consider, among other things, the projected rollover of individual leases, necessary capital expenditures and any expansion or modification of the use of the property. The approval of an officer of PGIM Real Estate is required. The field office will also periodically report the operating performance of the property to PGIM Real Estate.
Investments in Mortgage Loans
Types of Mortgage Loans
The Partnership is authorized to invest in mortgage loans, including conventional mortgage loans that may pay fixed or variable rates of interest and mortgage loans that have a Participation (as defined below). The Partnership will not make mortgage loans to Prudential Financial affiliates.
The Partnership intends to give mortgage loans on: (1) commercial properties (such as office buildings, shopping centers, hotels, industrial properties, and office showrooms); (2) agricultural properties; and (3) residential properties (such as garden apartment complexes and high‑rise apartment buildings). These loans are usually secured by properties with income‑producing potential based on historical or projected data. Usually, they are not personal obligations of the borrower and are not insured or guaranteed.
1. First Mortgage Loans. The Partnership will primarily make first mortgage loans secured by mortgages on existing income‑producing property. These loans may provide for interest‑only payments and a balloon payment at maturity.
2. Wraparound Mortgage Loans. The Partnership also may make wraparound mortgage loans on income‑producing properties which are already mortgaged to unaffiliated entities. A wraparound mortgage loan is a mortgage with a principal amount equal to the outstanding balance of the prior existing mortgage plus the amount to be advanced by the lender under the wraparound mortgage loan, thereby providing the property owner with additional funds without disturbing the existing loan. The terms of wraparound mortgage loans made by the Partnership require the borrower to make all principal and interest payments on the underlying loan to the Partnership, which will then pay the holder of the prior loan. Because the existing first mortgage loan is preserved, the lien of the wraparound mortgage loan is junior to it. The Partnership will make wraparound mortgage loans only in states where local applicable foreclosure laws permit a lender, in the event of the borrower's default, to obtain possession of the property, which secures the loan.
3. Junior Mortgage Loans. The Partnership may also invest in other junior mortgage loans. Junior mortgage loans will be secured by mortgages, which are subordinate to one or more prior liens on the real property. They will generally, but not in all cases, provide for repayment in full prior to the end of the amortization period of the senior mortgages. Recourse on such loans will include the real property encumbered by the Partnership's mortgage and may also include other collateral or personal guarantees by the borrower.
The Partnership will generally make junior or wraparound mortgage loans only if the senior mortgage, when combined with the amount of the Partnership's mortgage loan, would not exceed the maximum amount which the Partnership would be willing to commit to a first mortgage loan and only under such circumstances and on such property as to which the Partnership would otherwise make a first mortgage loan.
4. Participations. The Partnership may make mortgage loans, which, in addition to charging a base rate of interest, will include provisions permitting the Partnership to participate (a "Participation") in the economic benefits of the underlying property. The Partnership would receive a percentage of: (1) the gross or net revenues from the property operations; and/or (2) the increase in the property value realized by the borrower, such as through sale or refinancing of the property. These arrangements may also grant the Partnership an option to acquire the property or an undivided interest in the property securing the loan. When the Partnership negotiates the right to receive additional interest in the form of a percentage of the gross revenues or otherwise, the fixed cash return to the Partnership

5 - Real Property

from that investment will generally be less than would otherwise be the case. It is expected that the Partnership will be entitled to percentage Participations when the gross or net revenues from the property operations exceed a certain base amount. This base amount may be adjusted if real estate taxes or similar charges are increased. The form and extent of the additional interest that the Partnership receives will vary with each transaction depending on: (1) the equity investment of the owner or developer of the property; (2) other financing or credit obtained by the owner or developer; (3) the fixed base interest rate on the mortgage loan by the Partnership; (4) any other security arrangement; (5) the cash flow and pro forma cash flow from the property; and (6) market conditions.
The Partnership intends to use this additional interest as a hedge against inflation. It assumes that as prices increase in the economy, the rental prices on properties, such as shopping centers or office buildings, will increase and there should be a corresponding increase in the property value. There is no assurance that additional interest or increased property values will be received. In that event, the Partnership will be entitled to receive only the fixed portion of its return.
Standards for Mortgage Loan Investments
In making mortgage loans, the investment manager will consider relevant real property and financial factors, including: (1) the location, condition, and use of the underlying property; (2) its operating history; (3) its future income‑producing capacity; and (4) the quality, experience, and creditworthiness of the unaffiliated borrower.
Before the Partnership makes a mortgage loan, the investment manager analyzes the fair market value of the underlying real estate. In general, the amount of each mortgage loan made by the Partnership will not exceed, when added to the amount of any existing indebtedness, 80% of the estimated or appraised value of the property mortgaged.
Dealing with Outstanding Loans
The Partnership may sell its mortgage loans prior to maturity if it is deemed advisable by the investment manager and consistent with the Partnership's investment objectives. The investment manager may also: (1) extend the maturity of any mortgage loan made by the Partnership; (2) consent to a sale of the property subject to a mortgage loan or finance the purchase of a property by making a new mortgage loan in connection with the sale of a property (either with or without requiring the repayment of the mortgage loan); (3) renegotiate the terms of a mortgage loan; and (4) otherwise deal with the mortgage loans of the Partnership.
Investments in Sale‑Leasebacks
A portion of the Partnership’s investments may consist of real property sale-leaseback transactions (“Leasebacks”). In this type of transaction, the Partnership will purchase land and income-producing improvements on the land and simultaneously lease the land and improvements, generally to the seller, under a long-term lease. Leasebacks may be for very long periods and may provide for increasing payments from the lessee.
Under the terms of the Leaseback, the tenant will operate, or provide for the operation of, the property and generally be responsible for the payment of all costs, including: (1) taxes; (2) mortgage debt service; (3) maintenance and repair of the improvements; and (4) insurance. In some cases, the Partnership may also grant the lessee an option to acquire the land and improvements from the Partnership after a period of years. The option exercise price would be based on the fair market value of the property, as encumbered by the lease, the increase in the gross revenues from the property or other objective criteria reflecting the increased value of the property.
In some Leaseback transactions, the Partnership may only purchase the land under an income‑producing building and lease the land to the building owner. In such cases, the Partnership may seek, in addition to base rents in its Leasebacks, Participations in the gross revenues from the building in a form such as a percentage of the gross revenues of the lessee above a base amount (which may be adjusted if real property taxes increase or for other events). The Partnership may invest in Leasebacks which are subordinate to other interests in the land, buildings, and improvements, such as a first mortgage, other mortgage, or lien. In those situations, the Partnership's Leaseback interest will be subject to greater risks.
The Partnership will only acquire a property for a Leaseback transaction if the purchase price is equal to not more than 100% of the estimated or appraised property value. The Partnership may dispose of its Leasebacks when deemed advisable by the investment manager and consistent with the Partnership's investment objectives.
General Investment and Operating Policies
The Partnership does not intend to invest in any direct ownership interests in properties, mortgage loans or Leasebacks in order to make short‑term profits from their sale, although in exceptional cases, the investment manager may decide to do so in the best interests of the Partnership. The Partnership may dispose of its investments whenever necessary to meet its cash requirements or when it is deemed to be desirable by the investment manager because of market conditions or otherwise. The Partnership will reinvest any proceeds from the disposition of assets (and any cash flow from operations) which are not necessary for the Partnership's operations and which are not withdrawn by the Partners in order to make distributions to investors pursuant to the variable contracts issued by the Partners, or to Prudential to return its equity interests pursuant to this prospectus. The proceeds will be reinvested in investments consistent with the Partnership's investment objectives and policies.
In making investments in properties, mortgage loans, Leasebacks or other real estate investments, the Partnership will rely on the investment manager's analysis of the investment and will not receive an independent appraisal prior to acquisition. The Partnership expects, however, that all the properties it owns, and most mortgage loans it holds, will be appraised or valued annually by an independent appraiser who is a member of a nationally recognized society of appraisers. Each appraisal will be maintained in the Partnership records for at least five years. It should be noted that appraised values are opinions and, as such, may not represent the true worth or realizable value of the property being appraised.
The Partnership usually purchases properties on an unleveraged basis. The properties acquired will typically be free and clear of mortgage debt immediately after their acquisition. The Partnership may, however, acquire properties subject to existing mortgage loans. In

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addition, the Partnership may mortgage or acquire properties partly with the proceeds of purchase money mortgage loans, up to 80% of the property value. Although this is not usually done, the Partnership may do so if the investment manager decides that it is consistent with its investment objectives. When the Partnership mortgages its properties, it bears the expense of mortgage payments. See BORROWING BY THE PARTNERSHIP.
The Partnership may also invest a portion of its assets in non-participating mortgage loans, real estate limited partnerships, limited liability companies, real estate investment trusts, and other vehicles whose underlying investment is in real estate.
The Partnership's investments will be maintained in order to meet the diversification requirements set forth in regulations under the Internal Revenue Code (the "Code") relating to the investments of variable life insurance and variable annuity separate accounts. In order to meet the diversification requirements under the regulations, the Partnership will meet the following test: (1) no more than 55% of the assets will be invested in any one investment; (2) no more than 70% of the assets will be invested in any two investments; (3) no more than 80% of the assets will be invested in any three investments; and (4) no more than 90% of the assets will be invested in any four investments. All interests in the same real property project are treated as a single investment. The Partnership must meet the above test within 30 days of the end of each calendar quarter. To comply with the diversification requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of Partnership's gross assets, as of the prior fiscal year end.
In managing the assets of the Partnership, the investment manager will use its discretion in determining whether to foreclose on defaulting borrowers or to evict defaulting tenants. The investment manager will decide which course of action is in the best interests of the Partnership in maintaining the value of the investment.
Property management services are usually required for the Partnership's investments in properties which are owned and operated by the Partnership, but usually will not be needed for mortgage loans owned by the Partnership, except for mortgage servicing. It is possible, however, that these services will be necessary or desirable in exercising default remedies under a foreclosure on a mortgage loan. The investment manager may engage, on behalf of the Partnership, Prudential Financial affiliated or unaffiliated entities to provide these additional services to the Partnership. The investment manager may engage Prudential Financial affiliates to provide property management, property development services, loan servicing or other services if and only if the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area. See CONFLICTS OF INTEREST.
The investment manager will manage the Partnership so that the Real Property Account will not be subject to registration under the Investment Company Act of 1940. This requires monitoring the proportion of the Partnership's assets to be placed in various investments.
CURRENT REAL ESTATE‑RELATED INVESTMENTS
The current principal real estate‑related investments held by the Partnership are described below. Many of these investments were originated by, and previously held in, The Prudential Real Property Account of Pruco Life Insurance Company (the “Pruco Life Account”), a separate account established to fund the real estate investment option under variable contracts issued by Pruco Life. Prior to the formation of the Partnership, the Pruco Life Account followed the same investment policies as those followed by the Partnership. Pruco Life contributed the assets held in the Pruco Life Account to the Partnership as its initial capital contribution to the Partnership.
Properties
As of December 31, 2016 the Partnership owns apartment complexes and retail property.
Detailed information about the above properties can be found later in this prospectus. See INFORMATION ABOUT THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT for more information about the properties.
The following table lists the rentable area of retail properties subject to expiring leases during the next five years, and an aggregate figure for expirations in 2022 and thereafter, in the Account's commercial properties. While many of these leases contain renewal options with varying terms, this chart assumes that none of the tenants exercise their renewal options, including those with terms that expired on December 31, 2016 or are month-to-month leases.
Retail Properties

Year of Lease Expiration	2017	2018	2019	2020	2021	2022 and thereafter	Total
Rentable Area Subject to Expiring Leases (sq. ft.)	67,238	132,038	115,087	62,111	22,955	361,546	760,975
Percentage of Total Rentable Area of Partnership's Retail Properties Represented by Expiring Leases	7.86%	15.44%	13.45%	7.26%	2.68%	42.27%	88.96%

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RISK FACTORS
There are certain risk factors that you should consider before allocating a portion of your net premiums or purchase payments, or transferring a portion of your Contract Fund, to the Real Property Account. These include valuation risks, (see VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS), certain conflicts of interest, (see CONFLICTS OF INTEREST), as well as the following risks:
Liquidity of Investments
Because the Real Property Account will, through the Partnership, invest primarily in real estate, its assets will not be as liquid as the investments generally made by separate accounts of life insurance companies funding variable life insurance and variable annuity contracts. The Partnership will, however, hold approximately 10% of its assets in cash and invested in liquid securities. The primary purposes for such investments are to meet the expenses involved in the operation of the Partnership and to allow it to have sufficient liquid assets to meet any requests for withdrawals from the Real Property Account. Such withdrawals would be made in order to meet requested or required payments under the Contracts. The Partnership may also borrow funds to meet liquidity needs. See BORROWING BY THE PARTNERSHIP.
We have taken steps to ensure that the Partnership will be liquid enough to meet all anticipated withdrawals by the Partners to meet the separate accounts' liquidity requirements. It is possible that the Partnership may need to dispose of a real property or mortgage loan investment promptly in order to meet such withdrawal requests.
General Risks of Real Property Investments
By participating in the Real Property Account and thereby in the investment performance of the Partnership, you will be subject to many of the risks of real property investments. These include:
1. Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating occupancy rates of hotel rooms and the absence of long-term tenants.
The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (such as from nuclear power plant accidents and wars) which are either uninsurable or not economically insurable.
2. Risks of Mortgage Loan Investments. The Partnership’s mortgage loan investments will be subject to the risk of default by the borrowers. In this event the Partnership would have the added responsibility of foreclosing on or pursuing other remedies on the underlying properties to protect the value of its mortgage loans. A borrower’s ability to meet its mortgage loan payments will be dependent upon the risks generally inherent to the ownership of real property. Mortgage loans made by the Partnership will generally not be personal obligations of the borrowers. The Partnership will only rely on the value of the underlying property for its security. Mechanics’, material men's, government, and other liens may have or obtain priority over the Partnership’s security interest in the property.
In addition, the Partnership's mortgage loan investments will be subject to prepayment risks. If the terms of the mortgage loans permit, mortgagors may prepay the loans, thus possibly changing the Partnership's return.
Junior mortgage loans (including wraparound mortgage loans) will be subject to greater risk than first mortgage loans, since they will be subordinate to liens of senior mortgagees. In the event a default occurs on a senior mortgage, the Partnership may be required to make payments or take other actions to cure the default (if it has the right to do so) in order to prevent foreclosure on the senior mortgage and possible loss of all or portions of the Partnership's investment. "Due on sale" clauses included in some senior mortgages, accelerating the amount due under the senior mortgage in the case of sale of the property, may be applied to the sale of the property upon foreclosure by the Partnership of its junior mortgage loan.
The risk of lending on real estate increases as the proportion, which the amount of the mortgage loan bears to the fair market value of the real estate increases. The Partnership usually does not make mortgage loans of over 80% of the estimated or appraised value of the property that secures the loan. There can be no assurance, that in the event of a default, the Partnership will realize an amount equal to the estimated or appraised value of the property on which a mortgage loan was made.
Mortgage loans made by the Partnership may be subject to state usury laws. These laws impose limits on interest charges and possible penalties for violation of those limits, including restitution of excess interest, unenforceability of debt, and treble damages. The Partnership does not intend to make mortgage loans at usurious rates of interest. Uncertainties in determining the legality of interest rates and other borrowing charges under some statutes could result in inadvertent violations, in which case the Partnership could incur the penalties mentioned above.
3. Risks with Participations. The Partnership may seek to invest in mortgage loans and Leasebacks with Participations, which will provide the Partnership with both fixed interest and additional interest based upon gross revenues, sale proceeds, and/or other variable amounts. If the interest income received by the Partnership is based, in part, on a percentage of the gross revenues or sale proceeds of the underlying property, the Partnership's income will depend on the success in the leasing of the underlying property, the management and operation of such property by the borrower or lessee and upon the market value of the property upon ultimate disposition. If the Partnership negotiates a mortgage loan with a lower fixed interest rate and an additional percentage of the gross revenues or eventual sale proceeds of the underlying property, and the underlying property fails to generate increased revenues or to appreciate, the

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Partnership will have foregone a potentially greater fixed return without receiving the benefit of appreciation. State laws may limit Participations. In the event of the borrower's bankruptcy, it is possible that as a result of the Partnership's interest in the gross revenues or sale proceeds, a court could treat the Partnership as a partner or joint venturer with the borrower, and the Partnership could lose the priority its security interest would have been given, or be liable for the borrower’s debts. The Partnership will structure its Participations to avoid being characterized as a partner or joint venturer with the borrower.
4. Risks with Sale-Leaseback Transactions. Leaseback transactions typically involve the acquisition of land and improvements thereon and the leaseback of such land and improvements to the seller or another party. The value of the land and improvements will depend, in large part, on the performance and financial stability of the lessee and its tenants, if any. The tenants’ leases may have shorter terms than the leaseback. Therefore, the lessee's future ability to meet payment obligations to the Partnership will depend on its ability to obtain renewals of such leases or new leases upon satisfactory terms and the ability of the tenants to meet their rental payments to the lessee.
PGIM Real Estate investigates the stability and creditworthiness of lessees in all commercial properties it may acquire, including leaseback transactions. However, a lessee in a leaseback transaction may have few, if any, assets. The Partnership will therefore rely for its security on the value of the land and improvements. When the Partnership's leaseback interest is subordinate to other interests in the land or improvements, such as a first mortgage or other lien, the Partnership's leaseback will be subject to greater risk. A default by a lessee or other premature termination of the leaseback may result in the Partnership being unable to recover its investment unless the property is sold or leased on favorable terms. The ability of the lessee to meet its obligations under the leaseback, and the value of a property, may be affected by a number of factors inherent in the ownership of real property which are described above. Furthermore, the long‑term nature of a leaseback may, in the future, result in the Partnership receiving lower average annual rentals. However, this risk may be lessened if the Partnership obtains Participations in connection with its Leasebacks.
Reliance on the Partners and the Investment Manager
You do not have a vote in determining the policies of the Partnership or the Real Property Account. You also have no right or power to take part in the management of the Partnership or the Real Property Account. The investment manager alone, subject to the supervision of the Partners, will make all decisions with respect to the management of the Partnership, including the determination as to what properties to acquire, subject to the investment policies and restrictions. Although the Partners have the right to replace the investment manager, it should be noted that Prudential, Pruco Life, Pruco Life of New Jersey, and the investment manager are wholly-owned subsidiaries of Prudential Financial.
The Partnership will compete in the acquisition of its investments with many other individuals and entities engaged in real estate activities, including the investment manager and its affiliates. See CONFLICTS OF INTEREST. There may be intense competition in obtaining properties or mortgages in which the Partnership intends to invest. Competition may result in increased costs of suitable investments.
Since the Partnership will continuously look for new investments, you will not be able to evaluate the economic merit of many of the investments, which may be acquired by the Partnership. You must depend upon the ability of the investment manager to select investments.
INVESTMENT RESTRICTIONS
The Partnership has adopted certain restrictions relating to its investment activities. These restrictions may be changed, if the law permits, by the Partners. Pursuant to these restrictions, the Partnership will not:

1.	Make any investments not related to real estate, other than liquid instruments and securities.

2.	Engage in underwriting of securities issued by others.

3.	Invest in securities issued by any investment company.

4.	Sell securities short.

5.	Purchase or sell oil, gas, or other mineral exploration or development programs.

6.	Make loans to the Partners, any of their affiliates, or any investment program sponsored by such parties.

7.	Enter into leaseback transactions in which the lessee is Prudential, Pruco Life, Pruco Life of New Jersey, their affiliates, or any investment program sponsored by such parties.

8.
Borrow more than 33 1/3% (pursuant to California state requirements) of the value of the assets of the Partnership (based upon periodic valuations and appraisals). See VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS.

DIVERSIFICATION REQUIREMENTS
The Partnership’s investments are maintained so as to meet the diversification requirements set forth in Treasury Regulations issued pursuant to Section 817(h) of the Internal Revenue Code relating to the investments of variable life insurance and variable annuity separate accounts. Section 817(h) requires, among other things, that the partnership will have no more than 55% of the assets invested in any one investment, no more than 70% of the assets will be invested in any two investments, no more than 80% of the assets will be invested in any three investments, and no more than 90% of the assets will be invested in any four investments. To comply with requirements of the State of Arizona, the Partnership will limit additional investments in any one parcel or related parcels to an amount not exceeding 10% of the Partnership’s gross assets as of the prior fiscal year.
CONFLICTS OF INTEREST
The investment manager, will be subject to various conflicts of interest in managing the Partnership. PGIM invests in real estate equities and mortgages for the general account of Prudential Financial affiliates and for third parties, including through separate accounts established for the benefit of qualified pension and profit‑sharing plans. PGIM also manages, or advises in the management of, real estate equities and mortgages owned by other persons. In addition, affiliates of Prudential Financial are general partners in publicly offered limited partnerships that invest in real estate equities and mortgage loans. Prudential Financial and its affiliates may engage in business activities, which will be competitive with the Partnership. Moreover, the Partnership may purchase properties from Prudential Financial or its affiliates.
The potential conflicts involved in managing the Partnership include:

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1. Lack of Independent Negotiations between the Partnership and the Investment Manager. All agreements and arrangements relating to compensation between the Partnership and the investment manager, or any affiliate of Prudential Financial, may not be the result of arm's‑length negotiations.
2. Competition by the Partnership with Prudential Financial’s Affiliates for Acquisition and Disposition of Investments. Prudential Financial affiliates are involved in numerous real estate investment activities for their general account, their separate accounts, and other entities. They may involve investment policies comparable to the Partnership’s and may compete with the Partnership for the acquisition and disposition of investments. Moreover, additional accounts or affiliated entities may be formed in the future with investment objectives similar to those of the Partnership. In short, existing or future real estate investment accounts or entities managed or advised by Prudential Financial affiliates may have the same management as the Partnership and may be in competition with the Partnership regarding real property investments, mortgage loan investments, Leasebacks, and the management and sale of such investments. Prudential Financial affiliates are not obligated to present to the Partnership any particular investment opportunity, regardless of whether the opportunity would be suitable for investment by the Partnership.
Prudential Financial affiliates have, however, adopted procedures to distinguish between equity investments available for the Partnership as opposed to the other programs and entities described above. If investment accounts or entities managed by Prudential Financial affiliates have investment objectives and policies similar to the Partnership and are in the market to acquire properties or make investments at the same time as the Partnership, the following procedures will be followed to resolve any conflict of interest. The Investment Allocation Procedure (“IAP”) has been established to provide a reasonable and fair procedure for allocating real estate investments among the several accounts managed by PGIM Real Estate. The IAP is administered by an Allocation Committee composed of the Managing Directors, Portfolio Management. Allocation decisions are made by vote of the Allocation Committee, and are approved by the Chief Executive Officer of PGIM Real Estate (“CEO”). Sufficient information on each investment opportunity is distributed to all portfolio managers, who each indicate to the Allocation Committee their account’s interest in the opportunity. Based on such expressions of interest, the Allocation Committee allocates the investment opportunity to an account (and may also determine a back-up account or accounts to receive the allocation in the event the account, which is first allocated the opportunity, fails to pursue the investment for any reason) after giving appropriate consideration to the following factors and with the goal of providing each account a fair allotment of investment opportunities: (1) the investment opportunity’s conformity with an account’s investment criteria and objectives (including property type, size and location, diversification, anticipated returns, investment structure, etc.); (2) the amount of funds available for investment (in total and by property type) by an account; (3) the length of time such funds (in total and by property type) have been available for investment; (4) any limitations or restrictions upon the availability of funds for investment; (5) the absolute and relative (to amount of funds available) amount of funds invested and committed for the account; (6) whether funds available for investment are discretionary or non-discretionary, particularly in relation to the timing of the investment opportunity; (7) an account’s prior dealings or investments with the seller, developer, lender or other counterparty; and (8) other factors which the Allocation Committee feel should be considered in fairness to all accounts participating in the IAP.
If an account which has been allocated an investment opportunity does not proceed with the acquisition, and either (i) no back-up account has been determined by the Allocation Committee, or (ii) all accounts which were deemed back-up accounts do not proceed with the acquisition, the opportunity may be reallocated to another account by the Allocation Committee. If an investment opportunity is appropriate for more than one account, the Allocation Committee may (subject to the CEO’s approval) permit the sharing of the investment among accounts, which permit such sharing. Such division of the investment opportunity may be accomplished by separating properties (in a multi-property investment), by co-investment, or otherwise.
3. Competition with the Partnership from Affiliates for the Time and Services of Common Officers, Directors, and Management Personnel. As noted above, PGIM and Prudential Financial affiliates are involved in numerous real estate investment activities. Accordingly, many of the personnel of PGIM and Prudential Financial affiliates who will be involved in performing services for the Partnership have competing demands on their time. Conflicts of interest may arise with respect to allocating time among such entities and the Partnership. The directors and officers of Prudential Financial and affiliates will determine how much time will be devoted to the Partnership affairs. Prudential Financial believes it has sufficient personnel to meet its responsibilities to all entities to which it is affiliated.
4. Competitive Properties. Some properties of affiliates may be competitive with Partnership properties. Among other things, the properties could be in competition with the Partnership's properties for prospective tenants.
5. Lessee Position. It is possible that Prudential Financial or its affiliates may be a lessee in one or more of the properties owned by the Partnership. The terms of such a lease will be competitive with leases with non‑affiliated third parties. The Partnership limits the amount of space that an affiliate of Prudential may rent in a property owned by the Partnership.
6. Use of Affiliates to Perform Additional Services for the Partnership. The Partnership may engage Prudential Financial affiliates to provide additional services to the Partnership, such as real estate brokerage, mortgage servicing, property management, leasing, property development, and other real estate‑related services. The Partnership may utilize the services of such affiliates and pay their fees, as long as the fees paid to an affiliate do not exceed the amount that would be paid to an independent party for similar services rendered in the same geographic area.
7. Joint Ventures with Affiliates. The Partnership may enter into investments through joint ventures with Prudential Financial, its affiliates, or investment programs they sponsor. The Partnership may enter into such a joint venture investment with an affiliate only if the following conditions are met: (1) the affiliate must have investment objectives substantially identical to those of the Partnership; (2) there must be no duplicative property management fee, mortgage servicing fee or other fees; (3) the compensation payable to the sponsor of the affiliate must be no greater than that payable to the Partnership's investment manager; (4) the Partnership must have a right of first refusal to buy if such affiliate wishes to sell the property held in the joint venture; and (5) the investment of the Partnership and the affiliate in the joint venture must be made on the same terms and conditions (although not the same percentage). In connection with such an investment, both affiliated parties would be required to approve any decision concerning the investment. Thus, an impasse may result in the event the affiliated joint venture partners disagree. However, in the event of a disagreement regarding a proposed

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sale or other disposition of the investment, the party not desiring to sell would have a right of first refusal to purchase the affiliated joint venture partner's interest in the investment. If this happens, it is possible that in the future the joint venture partners would no longer be affiliated. In the event of a proposed sale initiated by the joint venture partner, the Partnership would also have a right of first refusal to purchase the joint venture partner's interest in the investment. The exercise of a right of first refusal would be subject to the Partnership's having the financial resources to effectuate such a purchase.
If the Partnership invests in joint venture partnerships which own properties, instead of investing directly in the properties themselves, they may be subject to risks not otherwise present. These risks include risks associated with the possible bankruptcy of the Partnership's co‑venturer or such co‑venturer at any time having economic or business interests or goals which are inconsistent with those of the Partnership.
8. Purchase of Real Property from Prudential Financial or Affiliates. The Partnership may acquire properties owned by Prudential Financial or its affiliates, subject to compliance with special conditions designed to minimize the conflicts of interests. The Partnership may purchase property satisfying the Partnership's investment objectives and policies from an affiliate only if: (1) the applicable insurance regulators approve the Partnership’s acquisition of real property from Prudential Financial or affiliates to the extent such approval is required under applicable insurance regulations; (2) the Partnership acquires the property at a price not greater than the appraised value, with the appraisal being conducted by a qualified, unaffiliated appraiser; (3) a qualified and independent real estate adviser (other than the appraiser) reviews the proposed acquisition and provides a letter of opinion that the transaction is fair to the Partnership; and (4) the affiliate has owned the property at least two years, the cost paid by the affiliate is established, and any increase in the proposed purchase price over the cost to the affiliate is, in the opinion of the independent real estate adviser, explicable by material factors (including the passage of time) that have increased the value of the property.
THE REAL PROPERTY ACCOUNT’S UNAVAILABILITY TO CERTAIN CONTRACTS
Pruco Life has determined that it is in the best interest of Contract owners participating in the Real Property Account to provide the Real Property Account with the flexibility to engage in transactions that may be prohibited if the Real Property Account accepts funds under Contracts subject to ERISA or the prohibited transaction excise tax provisions of the Internal Revenue Code. Accordingly, owners of Pruco Life Contracts that are purchased in connection with: (1) IRAs; (2) tax deferred annuities subject to Section 403(b) of the Code; (3) other employee benefit plans which are subject to ERISA; or (4) prohibited transaction excise tax provisions of the Code, may not select the Real Property Account as one of the investment options under their Contract. By not offering the Real Property Account as an investment option under such contracts, Pruco Life is able to comply with state insurance law requirements that policy loans be made available to Contract owners.
VALUATION OF CONTRACT OWNERS’ PARTICIPATING INTERESTS
A Contract owner's interest in the Real Property Account will initially be the amount they allocated to the Real Property Account. Thereafter, that value will change daily. The value of a Contract owner's interest in the Real Property Account at the close of any day is equal to its amount at the close of the preceding day, multiplied by the "net investment factor" for that day arising from the Real Property Account's participation in the Partnership, plus any additional amounts allocated to the Real Property Account by the Contract owner, and reduced by any withdrawals by the Contract owner from the Real Property Account and by the applicable Contract charges recorded in that Contract's subaccount. Some of the charges will be made: (1) daily; (2) on the Contract's monthly anniversary date; (3) at the end of each Contract year; and (4) upon withdrawal or annuitization. Periodically Pruco Life will withdraw from the Real Property Account an amount equal to the aggregate charges recorded in the subaccounts.
The "net investment factor" is calculated on each business day by dividing the value of the net assets of the Partnership at the end of that day (ignoring, for this purpose, changes resulting from new contributions to or withdrawals from the Partnership) by the value of the net assets of the Partnership at the end of the preceding business day. The value of the net assets of the Partnership at the end of any business day is equal to the sum of all cash held by the Partnership plus the aggregate value of the Partnership's liquid securities and instruments, the individual real properties and the other real estate‑related investments owned by the Partnership, determined in the manner described below, and an estimate of the accrued net operating income earned by the Partnership from properties and other real estate‑related investments, reduced by the liabilities of the Partnership, including the daily investment management fee and certain other expenses attributable to the operation of the Partnership. See CHARGES.
The Partnership may invest in various liquid securities and instruments. These investments will generally be carried at their market value as determined by a valuation method, which the Partners deem appropriate for the particular type of liquid security or instrument.
The value of the individual real properties and other real estate‑related investments, including mortgages, acquired by the Partnership will be determined as follows. Each property or other real estate‑related investment acquired by the Partnership will initially be valued at its purchase price. In acquiring a property or other real estate‑related investment, PGIM will not obtain an independent appraisal but will instead rely on its own analysis of the investment's fair market value. Thereafter, all properties and most real estate‑related investments will ordinarily be appraised by an independent appraiser at least annually. At least every three months, PGIM will review each property or other real estate‑related investments and adjust its valuation if it concludes there has been a change in the value of the property or other real estate‑related investment since the last valuation. The revised value will remain in effect and will be used in each day's calculation of the value of the Partnership's assets until the next review or appraisal. It should be noted that appraisals are only estimates and do not necessarily reflect the realizable value of an investment.
The estimated amount of the net operating income of the Partnership from properties and other real estate‑related investments will be based on estimates of revenues and expenses for each property and other real estate‑related investments. Annually, PGIM will prepare a month‑by‑month estimate of the revenues and expenses ("Estimated Net Operating Income") for each property and other real estate‑related investments owned by the Partnership. Each day PGIM will add to the value of the assets, as determined above, a proportionate part of the Estimated Net Operating Income for the month. In effect, PGIM will establish a daily accrued receivable of the Estimated Net Operating Income from each property and other real estate‑related investments owned by the Partnership (the

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"Daily Accrued Receivable"). On a monthly basis, the Partnership will receive a report of actual operating results for each property and other real estate‑related investments ("Actual Net Operating Income"). Such Actual Net Operating Income will be recognized on the books of the Partnership and the amount of the then‑outstanding daily accrued receivable will be correspondingly adjusted. In addition, as cash from a property or other real estate‑related investment is actually received by the Partnership, receivables and other accounts will be appropriately adjusted. Periodically, but at least every three months, PGIM will review its prospective estimates of net operating income in light of actual experience and make an adjustment to such estimates if circumstances indicate that such an adjustment is warranted. PGIM follows this practice of accruing Estimated Net Operating Income from properties and other real estate‑related investments because net operating income from such investments is generally received on an intermittent rather than daily basis, and the Partners believe it is more equitable to participating Contract owners if such net operating income is estimated and a proportionate amount is recognized daily. Because the daily accrual of Estimated Net Operating Income is based on estimates that may not turn out to reflect actual revenue and expenses, Contract owners will bear the risk that this practice will result in the undervaluing or overvaluing of the Partnership's assets.
PGIM may adjust the value of any asset held by the Partnership based on events that have increased or decreased the realizable value of a property or other real estate‑related investment. For example, adjustments may be made for events indicating an impairment of a borrower's or a lessee's ability to pay any amounts due or events which affect the property values of the surrounding area. There can be no assurance that the factors for which an adjustment may be made will immediately come to the attention of PGIM. Additionally, because the evaluation of such factors may be subjective, there can be no assurance that such adjustments will be timely made in all cases where the value of the Partnership's investments may be affected. All adjustments made to the valuation of the Partnership's investments, including adjustments to Estimated Net Operating Income, the daily accrued receivable, and adjustments to the valuation of properties and other real estate‑related investments, will be on a prospective basis only.
The above method of valuation of the Partnership's assets may be changed, without the consent of Contract owners, should the Partners determine that another method would more accurately reflect the value of the Partnership’s investments. Changes in the method of valuation could result in a change in the Contract Fund values which may have either an adverse or beneficial effect on Contract owners. Information concerning any material change in the valuation method will be given in FINANCIAL STATEMENTS OF THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP.
Although the above‑described valuation methods have been adopted because the Partners believe they will provide a reasonable way to estimate the fair market value of the Partnership's investments, there may well be variations between the amount realizable upon disposition and the Partnership's valuation of such assets. Contract owners may be either favorably or adversely affected if the valuation method results in either overvaluing or undervaluing the Partnership's investments. If a Contract owner invests in the Real Property Account at a time in which the Partnership's investments are overvalued, the Contract owner will be credited with less of an interest than if the value had been correctly stated. A Contract owner withdrawing from the Real Property Account during such time will receive more than he or she would if the value had been correctly stated, to the detriment of other Contract owners. The converse situation will exist if the Partnership's assets are undervalued.
BORROWING BY THE PARTNERSHIP
The Partnership may borrow for Partnership purposes, including to meet its liquidity requirements and the leveraging of currently-owned property to buy new property, subject to a maximum debt to value ratio of 33 1/3% (pursuant to California state requirements) based on the aggregate value of all Partnership assets. The Partnership will bear the cost of all such borrowings. The Real Property Account, and Contract owners participating in it, will bear a portion of any borrowing costs equal to their percentage interest in the Partnership. Moreover, although the Partnership will generally make unleveraged investments, it reserves the right to borrow up to 80% of the value of a property (with the value of a property determined as explained under VALUATION OF CONTRACT OWNERS' PARTICIPATING INTERESTS). Increasing the Partnership's assets through leveraged investments would increase the compensation paid to PGIM since its investment management fee is a percentage of the Partnership's gross assets. Any borrowing by the Partnership would increase the Partnership's risk of loss. It could also inhibit the Partnership from achieving its investment objectives because the Partnership's payments on any loans would have to be made regardless of the profitability of its investments.
CHARGES
Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys' fees, architects' fees, engineers' fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual and semi-annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership's assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual and semi-annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under CONFLICTS OF INTEREST . In addition to the various expenses charged against the Partnership's assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.
As explained earlier, charges to the Contracts will be recorded in the corresponding subaccounts of the Real Property Account. From time to time, Pruco Life will withdraw from the Real Property Account an amount equal to the aggregate amount of these charges. Aside from the charges to the Contracts, Pruco Life does not charge the Real Property Account for the expenses involved in the Real Property Account’s operation. The Real Property Account will, however, bear its proportionate share of the charges made to the Partnership as described above.

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The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income, gains, and losses of the Partnership are attributed, for federal income tax purposes, to the Partners in the Partnership. The earnings of the Real Property Account are, in turn, taxed as part of the operations of Pruco Life. Pruco Life is currently not charging the Real Property Account for company federal income taxes. Pruco Life may make such a charge in the future.
Under current laws Pruco Life may incur state and local taxes (in addition to premium taxes) in several states. At present, Pruco Life does not charge these taxes against the Contracts or the Real Property Account, but Pruco Life may decide to charge the Real Property Account for such taxes in the future.
RESTRICTIONS ON WITHDRAWALS
Before allocating any portion of your net premium or purchase payments, or transferring any portion of your Contract Fund, to the Real Property Account, you should be aware that withdrawals from the Real Property Account may have greater restrictions than the other variable investment options available under the Contracts. Pruco Life reserves the right to restrict transfers into or out of the Real Property Account. Apart from the limitations on transfers out of the Real Property Account described below, Pruco Life will only restrict transfers out of the Real Property Account if there is insufficient cash available to meet Contract owners' requests and prompt disposition of the Partnership's investments to meet such requests could not be made on commercially reasonable terms.
Generally, we will pay any death benefit, cash surrender value, loan proceeds, or partial withdrawal within seven days after all the documents required for such a payment are received at the Service Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Service Office.
The funds necessary to pay any death benefit, cash surrender value, withdrawal or loan proceeds funded by the Real Property Account will normally be obtained, first, from any cash flows into the Real Property Account on the day the funds are required. If, on the day the funds are required, cash flows into the Real Property Account are less than the amount of funds required, Pruco Life will seek to obtain such funds by withdrawing a portion of its interest in the Partnership. The Partnership will normally obtain funds to meet such a withdrawal request from its net operating income and from the liquid securities and instruments it holds. If the Partners determine that these sources are insufficient to meet anticipated withdrawals from the Partnership, the Partnership may use a line of credit or otherwise borrow up to 33 1/3% (pursuant to California state requirements) of the value of the Partnership's assets. See BORROWING BY THE PARTNERSHIP. If the Partners determine that such a borrowing by the Partnership would not serve the best interests of Contract owners, Pruco Life may, in the event of a Contract loan or withdrawal, rather than take the amount of any loan or withdrawal request proportionately from all investment options under the Contract (including the Real Property Account), take any such loan or withdrawal first from the other investment options under the Contract.
Transfers from the Real Property Account to the other investment options available under the Contract are currently permitted only during the 30‑day period beginning on the Contract anniversary. The maximum amount that may be transferred out of the Real Property Account each year is the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000. Such transfer requests received prior to the Contract anniversary will be effected on the Contract anniversary. Transfer requests received within the 30‑day period beginning on the Contract anniversary will be effected as of the end of the valuation period in which a proper written request or authorized telephone request is received. The "valuation period" means the period of time from one determination of the value of the amount invested in the Real Property Account to the next. Such determinations are made when the value of the assets and liabilities of the Partnership is calculated, which is generally at 4:00 p.m. Eastern time on each day during which the New York Stock Exchange is open. Transfers into or out of the Real Property Account are also subject to the general limits under the Contracts.
RESTRICTIONS ON CONTRACT OWNERS’ INVESTMENT IN THE REAL
PROPERTY ACCOUNT
As explained earlier, identification and acquisition of real estate investments meeting the Partnership's investment objectives is a time‑consuming process. Because the Real Property Account and the Partnership are managed so they will not become investment companies subject to the Investment Company Act of 1940, the portion of the Partnership's assets that may be invested in securities, as opposed to non‑securities real estate investments, is strictly limited. For these reasons, Pruco Life reserves the right to restrict or limit Contract owners' allocation of funds to the Real Property Account. Any such restrictions are likely to take the form of restricting the timing, amount and/or frequency of transfers into the Real Property Account and/or precluding Contract owners who have not previously selected the Real Property Account from allocating a portion of their net premiums or purchase payments to the Real Property Account.
FEDERAL INCOME TAX CONSIDERATIONS
The federal income tax treatment of Contract benefits is described briefly in the attached prospectus for the particular Contract you selected. Pruco Life believes that the same principles will apply with respect to Contracts funded in whole or part by the Real Property Account. The Partnership's conformity with the diversification standards for the investments of variable life insurance and variable annuity separate accounts is essential to ensure that treatment. See Investment Policies-General Investment and Operating Policies . Pruco Life urges you to consult a qualified tax adviser.
Under the Internal Revenue Code, the Partnership is not a taxable entity and any income, gains or losses of the Partnership are passed through to the Partners, including Pruco Life, with respect to the Real Property Account. The Real Property Account is not a separate taxpayer for purposes of the Internal Revenue Code. The earnings of the Real Property Account are taxed as part of the operations of Pruco Life. No charge is currently being made to the Real Property Account for company federal income taxes. We may make such a charge in the future, see CHARGES.

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DISTRIBUTION OF THE CONTRACTS
As explained in the attached prospectus for the Contracts, Pruco Securities, LLC, an indirect wholly‑owned subsidiary of Prudential Financial, acts as the principal underwriter of the Contracts. Consult that prospectus for information about commission scales and other facts relating to sale of the Contracts.
STATE REGULATION
Pruco Life is subject to regulation and supervision by the Department of Insurance of the State of Arizona, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.
Pruco Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.
In addition to the annual statements referred to above, Pruco Life is required to file with Arizona and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.
ADDITIONAL INFORMATION
Pruco Life has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. All reports and information filed by Pruco Life can be inspected and copied at the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549, and at certain of its regional offices: Midwestern Regional Office, 175 West Jackson Boulevard, Suite 900, Chicago, IL 60604; Northeastern Regional Office SEC, 233 Broadway, New York, NY 10279, or by telephoning (202) 551-8090.
The SEC maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.
Pursuant to the delivery obligations under Section 5 of the Securities Act of 1933 and Rule 159 thereunder, Pruco Life delivers this prospectus to contract owners that reside outside of the United States.
Further information may also be obtained from Pruco Life. The address and telephone number are on the cover of this prospectus.
EXPERTS
The financial statements of the Partnership as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, the financial statement schedule of the Partnership as of December 31, 2016 and the financial statements of the Real Property Account as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
LITIGATION
No litigation is pending, and no litigation is known to be contemplated by governmental authorities, that would have an adverse material effect upon the Real Property Account or the Partnership.
REPORTS TO CONTRACT OWNERS
If you allocate a portion of your Contract Fund to the Real Property Account, Pruco Life will mail you an annual and semi-annual report and any other information that may be required by applicable regulation or law.

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Appendix: Information about Pruco Life Variable Contract Real Property Account

Risk Factors
This "Risk Factors" section provides a summary of some of the significant risks. Many of these risks are interrelated and could occur under similar business and economic conditions, and the occurrence of certain of them may in turn cause the emergence or exacerbate the effect of others. Such a combination could materially increase the severity of the impact of these risks on our businesses, results of operations, financial condition and liquidity. Throughout this section “we”, “our”, and "Company" refer to Pruco Life Insurance Company.
Market fluctuations and general economic, market and political conditions may adversely affect our business and profitability.
Our business and our results of operations may be materially adversely affected by conditions in the global financial markets and by economic conditions generally.
Even under relatively favorable market conditions, our insurance and annuity products, as well as our investment returns and our access to and cost of financing, are sensitive to fixed income, equity, real estate and other market fluctuations and general economic, market and political conditions. These fluctuations and conditions could adversely affect our results of operations, financial position and liquidity, including in the following respects:

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The profitability of many of our insurance and annuity products depends in part on the value of the separate accounts supporting these products, which can fluctuate substantially depending on the foregoing conditions.

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A change in market conditions, such as high inflation and high interest rates, could cause a change in consumer sentiment and behavior adversely affecting sales and persistency of our savings and protection products. Conversely, low inflation and low interest rates could cause persistency of these products to vary from that anticipated and adversely affect profitability (as further described below). Similarly, changing economic conditions and unfavorable public perception of financial institutions can influence customer behavior, including increasing claims or surrenders in certain product lines.

Adverse capital market conditions could significantly affect our ability to meet liquidity needs, our access to capital and our cost of capital, including capital that may be required by the Company's subsidiaries. Under such conditions, we may seek additional debt or equity capital but may be unable to obtain it.
Adverse capital market conditions could affect the availability and cost of borrowed funds and could impact our ability to refinance existing borrowings, thereby ultimately impacting our profitability and ability to support or grow our businesses. We need liquidity to pay our operating expenses, interest and maturities on our debt and dividends on our capital stock. The principal sources of our liquidity are insurance premiums, annuity considerations, cash flow from our investment portfolio, and fees from separate account assets.
In the normal course of business, The Prudential Variable Real Property Partnership (the "Partnership") enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2016, the Partnership had no outstanding matured loans.
A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.
In the event the Partnership’s current investment obligations are not refinanced or extended when they become due and/or the Partnership is required to repay such borrowings and obligation, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and real estate investment sales.
The companies offering the variable life insurance and variable annuity contracts and the Partnership are heavily regulated and changes in regulation may adversely affect our results of operations and financial condition.
Our business is subject to comprehensive regulation and supervision. The purpose of this regulation is primarily to protect our customers and not necessarily our shareholders or debt holders. Many of the laws and regulations to which we are subject, are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. The financial market dislocations we have experienced have produced, and are expected to continue to produce, extensive changes in existing laws and regulations, and regulatory frameworks, applicable to our business.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, and thereby have a material adverse effect on our financial condition or results of operations.
The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) subjects the Company, its parent and its affiliates to substantial additional federal regulation and we cannot predict the effect on our business, results of operations, cash flows or financial condition.
As a “Designated Financial Company” pursuant to Dodd-Frank, Prudential Financial, Inc. ("Prudential Financial"), the parent of the Company, is subject to substantial federal regulation, much of it pursuant to regulations not yet promulgated. Dodd-Frank directs existing and newly-created government agencies and bodies to promulgate regulations implementing the law, a process that is underway and expected to continue over the next few years. We cannot predict the timing or requirements of the regulations not yet adopted under Dodd-Frank or how such regulations will impact our business, credit or financial strength ratings, results of operations, cash flows, financial condition or competitive position. Furthermore, we cannot predict whether such regulations will make it advisable or require us to hold or raise additional capital or liquid assets, potentially affecting capital deployment activities, including buying back shares or paying dividends. Finally, we cannot predict how President Trump’s February 2017 executive order outlining the Administration’s core principles for regulation of the financial system, or future legislation, will impact Dodd-Frank or the Company. Key aspects of Dodd-Frank’s impact on us include:

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As a Designated Financial Company, Prudential Financial is subject to supervision and examination by the Board of Governors of the Federal Reserve Board ("FRB") and to stricter prudential standards, which include or may include requirements and limitations (many of which are the subject of ongoing rule-making) relating to capital, leverage, liquidity, stress-testing, overall risk management, credit exposure reporting, early remediation, managing interlocks, credit concentration, and resolution and recovery planning. If the FRB and the Federal Deposit Insurance Corporation ("FDIC") jointly determine that our resolution plan is deficient, they may impose more stringent capital, leverage, or liquidity requirements, or restrictions on our growth, activities, or operations. Any continuing failure to adequately remedy the deficiencies could result in the FRB and the FDIC jointly, in consultation with the Financial Stability Oversight Council ("Council"), ordering divestiture of certain operations or assets. In addition, failure to meet defined measures of financial condition could result in substantial restrictions on our business and capital distributions. Dodd-Frank also requires us to be subject to stress tests to be promulgated by the FRB which could cause us to alter our business practices or affect the perceptions of regulators, rating agencies, customers, counterparties or investors of our financial strength. We cannot predict the requirements of the regulations not yet adopted or how the FRB will apply these prudential standards to us. As a Designated Financial Company, Prudential Financial must also seek pre-approval from the FRB for acquisition of certain companies engaged in financial activities.

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As a Designated Financial Company, we could also be subject to additional capital requirements for, and other restrictions on, proprietary trading and sponsorship of, and investment in, hedge, private equity and other covered funds.

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The Council could recommend new or heightened standards and safeguards for activities or practices in which we and other financial services companies engage. We cannot predict whether any such recommendations will be made or their effect on our business, results of operations, cash flows or financial condition.

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Dodd-Frank created a new framework for regulation of the over-the-counter derivatives markets which could impact various activities of Prudential Global Funding LLC, Prudential Financial and its subsidiaries, which use derivatives for various purposes (including hedging interest rate, foreign currency and equity market exposures). While many of the regulations required to be promulgated under Dodd-Frank or internationally with respect to derivatives markets have been adopted by the applicable regulatory agencies, the regulations that remain to be adopted or that have not been fully implemented could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our clients or cause us to alter our hedging strategy or implementation thereof or increase and/or change the composition of the risks we do not hedge. In particular, we continue to monitor the potential hedging cost impacts of new initial margin requirements that we will be required to comply with in 2020, and increased capital requirements for derivatives transactions that may be imposed on banks that are our counterparties.

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Title II of Dodd-Frank provides that a financial company such as Prudential Financial may be subject to a special orderly liquidation process outside the federal bankruptcy code, administered by the FDIC as receiver, upon a determination that the Company is in default or in danger of default and presents a systemic risk to U.S. financial stability, and our U.S. insurance subsidiaries would be subject to rehabilitation and liquidation proceedings under state insurance law. We cannot predict how creditors of Prudential Financial or its insurance and non-insurance subsidiaries, including the holders of Prudential Financial debt, will evaluate this potential or whether it will impact our financing or hedging costs.

Changes in the laws and regulations relating to retirement products and services, including the Department of Labor's ("DOL") new fiduciary Rules, could adversely affect our business, results of operations, cash flows and financial condition.
In April 2016, the DOL issued new Rules that redefine who will be considered a “fiduciary” for purposes of transactions with qualified plans, plan participants and IRAs. The Rules generally provide that advice to a plan participant or IRA owner will be treated as a fiduciary activity. We cannot predict how President Trump’s February 2017 direction to the DOL to review the Rules will impact the Rules or their implementation date. Overall, if enacted in their current form, the Rules will result in increased compliance costs and may create increased exposure to legal claims under certain circumstances, including class actions. In addition to these impacts, our compliance with the Rules could lead to a loss of customers and revenues, and otherwise adversely affect our business, results of operations, cash flows and financial condition.
In addition to the Rules described above, lawmakers and regulatory authorities from time to time enact legislative and regulatory changes that could decrease the attractiveness of certain of our retirement products and services to retirement plan sponsors and administrators, or have an unfavorable effect on our ability to earn revenues from these products and services. Over time, these changes could hinder our sales of retirement products and services. We cannot predict with any certainty the effect these legislative and regulatory changes may have on our business, results of operations, cash flows and financial condition.
Foreign governmental actions could subject us to substantial additional regulation.
In addition to the adoption of Dodd-Frank in the United States, the Financial Stability Board ("FSB") has issued a series of proposals intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated.
The FSB identified Prudential Financial as a global systemically important insurer ("G-SII"). The framework policy measures for G-SIIs published by the International Association of Insurance Supervisors ("IAIS") include enhanced group-wide supervision, enhanced capital standards, enhanced liquidity planning and management, and development of a risk reduction plan and recovery and resolution plans. The IAIS has released a basic capital requirement (“BCR”) and higher loss absorbency (“HLA”) standards that have been approved by the FSB and G20 with implementation in 2019. The IAIS is also developing ComFrame for the supervision of Internationally Active Insurance Groups that seeks to promote effective and globally-consistent supervision of the insurance industry and contribute to global financial stability through uniform standards for insurer corporate governance, enterprise risk management and other control functions, group-wide supervision and group capital adequacy which also may be adopted by the IAIS as early as 2019. Policy measures applicable to G-SIIs would need to be implemented by legislation or regulation in each applicable jurisdiction. We cannot predict the impact of BCR, HLA or ComFrame on our business, or the outcome of our identification as a G-SII on the regulation of our businesses.
Changes in accounting requirements could negatively impact our reported results of operations and our reported financial position.
Accounting standards are continuously evolving and subject to change. For example, the Financial Accounting Standards Board ("FASB") has an ongoing project to revise accounting standards for long duration insurance contracts. While the final resolution of changes to U.S. generally accepted accounting principles ("U.S. GAAP") pursuant to this project is unclear, changes to the manner in which we account for insurance products, or other changes in accounting standards, could have a material effect on our reported results of operations and financial condition. Further, changes in accounting standards may impose special demands on issuers in areas such as corporate governance, internal controls and disclosure, and may result in substantial conversion costs to implement.
Changes in U.S. federal income tax law or in the income tax laws of other jurisdictions in the U.S. in which we operate could make some of our products less attractive to consumers and also increase our tax costs.
There is uncertainty regarding U.S. taxes both for individuals and corporations. Discussions in Washington continue concerning the need to reform the tax code, primarily by lowering tax rates and broadening the base by reducing or eliminating certain tax expenditures. Overall lower effective individual tax rates could make our products less attractive to customers. It is unclear whether or when Congress may take up overall tax reform and what the impact tax reform will have on the Company and its products. However, even in the absence of overall tax reform, Congress could enact more piecemeal tax legislation that would change the Company’s tax profile, make our products less competitive and adversely impact our capital position.
Current U.S. federal income tax laws generally permit certain holders to defer taxation on the inside build-up of investment value of annuities and life insurance products until there are contract distributions and, in general, to exclude from taxation the death benefit paid under a life insurance contract. Congress from time to time considers legislation that could make our products less attractive to consumers, including legislation that would reduce or eliminate the benefit of this deferral on some annuities and insurance products. Congress, as well as state and local governments, also considers from time to time legislation that could increase the amount of corporate taxes we pay, thereby reducing earnings.
The products we sell have different tax characteristics, in some cases generating tax deductions for the Company. Changes in either tax laws may negatively impact the deductions and credits available to the Company, to claim foreign tax credits with respect to taxes withheld on separate account products. These changes would increase the Company’s tax expense and reduce net income. The level of profitability of certain of our products is significantly dependent on these characteristics and our ability to continue to generate taxable income, which is taken into consideration when pricing products and is a component of our capital management strategies. Accordingly, changes in tax law, our ability to generate taxable income, or other factors impacting the availability or value of the tax characteristics generated by our products could impact product pricing and returns or require the Company to reduce its sales of these products or implement other actions that could be disruptive to our businesses. In addition, the adoption of “principles based” approaches for statutory reserves may lead to significant changes to the way tax reserves are determined and thus reduce future tax deductions.
Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.
We depend heavily on our telecommunication, information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses and service our customers. These systems may fail to operate properly or become disabled as a result of events or circumstances wholly or partly beyond our control. Further, we face the risk of operational and technology failures by others, including clearing agents, exchanges and other financial intermediaries and of vendors and parties to which we outsource the provision of services or business operations. If these parties do not perform as anticipated, we may experience operational difficulties, increased costs and other adverse effects on our business. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic rebalancing or re-allocation strategies, and by our employment of complex investment, trading and hedging programs.
Despite our implementation of a variety of security measures, our information technology and other systems could be subject to physical or electronic break-ins, unauthorized tampering or other security breaches, resulting in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to customers, or in the misappropriation of our intellectual property or proprietary information. Many financial services institutions and companies engaged in data processing have reported security breaches and service disruptions related to their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, often through the introduction of computer viruses or malware, denial -of-service attacks and other means.
Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches and disruptions of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber attacks can originate from a wide variety of sources, including third-parties outside of the Company such as persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, as well as external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. In addition, while we have certain standards for all vendors that provide us services, our vendors, and in turn, their own service providers, may become subject to a security breach, including as a result of their failure to perform in accordance with contractual arrangements.
Security breaches or other technological failures may also result in regulatory inquiries, regulatory proceedings, regulatory and litigation costs, and reputational damage. We may incur reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. We may also incur considerable expenses in enhancing and upgrading computer systems and systems security following such a failure.
Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, whether due to actions by us or others, could delay or disrupt our ability to do business and service our customers, harm our reputation, result in a violation of applicable privacy and other laws, subject us to substantial regulatory sanctions and other claims, lead to a loss of customers and revenues, or financial loss to our customers and otherwise adversely affect our business.
The occurrence of natural or man-made disasters could adversely affect our operations, results of operations and financial condition.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tsunamis, tornadoes, fires, explosions, pandemic disease and man-made disasters, including acts of terrorism and military actions, could adversely affect our operations, results of operations or financial condition, including in the following respects:

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Catastrophic loss of life due to natural or man-made disasters could cause us to pay benefits at higher levels and/or materially earlier than anticipated and could lead to unexpected changes in persistency rates.

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A man-made or natural disaster, such as an earthquake in Japan, could result in disruptions in our operations, losses in our investment portfolio or the failure of our counterparties to perform, or cause significant volatility in global financial markets.

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A terrorist attack affecting financial institutions in the U.S. or elsewhere could negatively impact the financial services industry in general and our business operations, investment portfolio and profitability in particular.

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Pandemic disease could have a severe adverse effect on Prudential Financial’s business. The potential impact of such a pandemic on Prudential Financial’s results of operations and financial position is variable, and would depend on numerous factors, including the effectiveness of vaccines and the rate of contagion, the regions of the world most affected and the effectiveness of treatment for the infected population.

The above risks are more pronounced in respect of geographic areas, including major metropolitan centers, where we have concentrations of customers, including under group and individual life insurance, concentrations of employees or significant operations, and in respect of countries and regions in which we operate subject to a greater potential threat of military action or conflict. Ultimate losses would depend on the rates of mortality and morbidity among various segments of the insured population, the collectability of reinsurance, the possible macroeconomic effects on our asset portfolio, the effect on lapses and surrenders of existing policies, as well as sales of new policies and other variables.
There can be no assurance that our business continuation plans and insurance coverages would be effective in mitigating any negative effects on our operations or profitability in the event of a terrorist attack or other disaster.
Finally, climate change may increase the frequency and severity of weather related disasters and pandemics. In addition, climate change regulation may affect the prospects of companies and other entities whose securities we hold, or our willingness to continue to hold their securities. It may also impact other counterparties, including reinsurers, and affect the value of investments, including real estate investments we hold or manage for others. We cannot predict the long-term impacts on us from climate change or related regulation.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Owners of the contracts may participate by allocating all or part of the net premiums or purchase payments to Pruco Life Variable Contract Real Property Account ("Real Property Account"). Contract values vary with the performance of the Real Property Account’s investments through the Partnership. Participating interests in the Real Property Account are not traded in any public market; therefore, a discussion of market information is not relevant.
As of December 31, 2016, 17,424 contract owners of record held investments in the Real Property Account.
Selected Financial Data
The Partnership Results of Operations and Financial Position are summarized as follows:

	Year Ended December 31,
CONSOLIDATED RESULTS OF OPERATIONS:	2016	2015	2014	2013	2012
Total Investment Income	$22,829,303	$22,394,116	$25,546,941	$28,525,763	$26,066,202
Net Investment Income	$7,874,446	$6,711,044	$7,474,906	$9,574,870	$8,712,225
Net Recognized and Unrealized Gain (Loss) on Investments	3,003,702	12,722,180	6,735,778	9,086,821	3,880,392
Net Increase (Decrease) in Net Assets Resulting From Operations	$10,878,148	$19,433,224	$14,210,684	$18,661,691	$12,592,617

CONSOLIDATED FINANCIAL POSITION:
	December 31,
	2016	2015	2014	2013	2012
Total Assets	$320,397,053	$282,274,678	$270,454,664	$258,047,298	$245,730,296
Investment Level Debt*	$93,958,234	$66,026,362	$69,515,899	$58,892,867	$56,494,026
*Certain prior period amounts in the consolidated financial statements have been reclassified to conform with current period presentation. See New Accounting Pronouncements adopted in Note 2 of Notes to the Consolidated Financial Statements of the Partnership.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
All assets of the Real Property Account are invested in the Partnership. Accordingly, the liquidity and capital resources and results of operations for the Real Property Account are contingent upon those of the Partnership. Therefore, this Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses these items at the Partnership level. The general partners in the Partnership are The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, the “General Partners”).
The following discussion and analysis of the liquidity and capital resources and results of operations of the Partnership should be read in conjunction with the audited financial statements of the Real Property Account and the audited consolidated financial statements of the Partnership and the related Notes included in the Financial Statements and Supplementary Data section herein.
(a) Liquidity and Capital Resources
As of December 31, 2016, the Partnership’s liquid assets, consisting of cash and cash equivalents, were approximately $47.5 million, an increase of approximately $33.1 million from $14.4 million as of December 31, 2015. The increase was primarily due to the following activities: (a) $29.6 million of proceeds from investment level debt; (b) $7.3 million of cash flow generated from property operations; and (c) $5.7 million of proceeds from the sale of an office property in Lisle, IL. Partially offsetting the increase was a decrease due to: (a) $1.2 million of principal payments on financed properties; (b) $0.6 million of deferred financing payments on financed properties; (c) $0.5 million in distributions to joint venture partners; (d) $0.2 million increase to restricted cash; and (e) $7.3 million paid for capital improvements. The $7.3 million paid for capital improvements included the following items: (a) $2.8 million for construction costs at the development property in Chicago, IL; (b) $1.6 million for space renovations at the retail property in Dunn, NC; (c) $1.0 million for building improvements at the retail property in Ocean City, MD; (d) $0.8 million for space renovations at the retail property in Hampton, VA; and (e) $1.1 million for capital improvements and transaction costs associated with leasing expenses at various properties.
Sources of liquidity included net cash flow from property operations and interest from cash equivalents. The Partnership uses cash for its real estate investment activities and for distributions to its General Partners. As of December 31, 2016, approximately 14.8% of the Partnership’s total assets consisted of cash and cash equivalents.
(b) Results of Operations
The following is a comparison of the Partnership’s results of operations for the years ended December 31, 2016 and 2015.
Net investment income/(loss) overview
The Partnership’s net investment income attributable to the General Partners’ controlling interest for the year ended December 31, 2016 was approximately $7.2 million, an increase of approximately $1.1 million from the prior year period. The increase in net investment income attributable to the General Partners’ controlling interest was primarily due to an increase of $1.0 million in the retail sector’s net investment income from the prior year period and an increase of approximately $0.7 million in the office sector's net investment income from the prior year period. Partially offsetting this growth was an increase of approximately $0.5 million from the prior year period in portfolio level expenses. Net investment income attributable to the General Partners' controlling interest in the apartment and hotel sectors were essentially flat from the prior year period.
Valuation overview
The Partnership recorded net recognized and unrealized gains attributable to the General Partners’ controlling interest of approximately $3.0 million for the year ended December 31, 2016. This is compared with a net recognized and unrealized gain attributable to the General Partners’ controlling interest of approximately $10.7 million for the year ended December 31, 2015. The unrealized gains attributable to the General Partners’ controlling interest for the year ended December 31, 2016 were due to a valuation increase in the apartment investments of $3.6 million. The General Partners’ controlling interest of the retail investments depreciated $0.4 million for the year ended December 31, 2016. Further offsetting the unrealized gains was a recognized loss of $0.3 million in the office sector investments.
The following table presents a comparison of the Partnership’s sources of net investment income (loss) attributable to the General Partners’ controlling interest and net recognized and unrealized gains (losses) attributable to the General Partners’ controlling interest for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
Net Investment Income:
Office properties	$279,236	$(386,446)
Apartment properties	4,118,208	4,167,541
Retail properties	6,668,035	5,643,088
Hotel property	(103,350)	(55,098)
Other (including interest income, investment management fees, etc.)	(3,755,676)	(3,300,701)
Total Net Investment Income	$7,206,453	$6,068,384
Net Recognized Gain (Loss) on Real Estate Investments:
Office properties	$(256,982)	$125,879
Net Recognized Gain (Loss) on Real Estate Investments	$(256,982)	$125,879
Net Unrealized Gain (Loss) on Real Estate Investments:
Office properties	$—	$(1,179,179)
Apartment properties	3,593,146	6,597,881
Retail properties	(353,072)	5,203,865
Net Unrealized Gain (Loss) on Real Estate Investments	3,240,074	10,622,567
Net Recognized and Unrealized Gain (Loss) on Real Estate Investments	$2,983,092	$10,748,446
OFFICE PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2016	Net Investment Income/(Loss) 2015	Recognized/ Unrealized Gain/(Loss) 2016	Recognized/ Unrealized Gain/(Loss) 2015	Occupancy 2016	Occupancy 2015
Property
Lisle, IL (1)	$280,307	$(141,037)	$(256,982)	$(1,179,179)	N/A	55%
Beaverton, OR (2)	(1,071)	(245,409)	—	125,879	N/A	N/A
	$279,236	$(386,446)	$(256,982)	$(1,053,300)

(1)	The Lisle, IL property was sold on January 21, 2016.

(2)	The Beaverton, OR property was sold on June 8, 2015.
Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s office properties was approximately $0.3 million for the year ended December 31, 2016, which represents an increase of approximately $0.7 million from the year ended December 31, 2015. The increase in net investment income is due to selling the properties in Lisle, IL, and Beaverton, OR. The two properties had large vacancies and were providing negative cash flow resulting in losses in 2015. The 2016 net investment income was primarily driven by a decrease in accrued post closing balances.
Recognized and Unrealized gain/(loss)
The office properties formerly owned by the Partnership produced a recognized loss attributable to the General Partners’ controlling interest of approximately $0.3 million for the year ended December 31, 2016, compared with a recognized and net unrealized loss attributable to the General Partners’ controlling interest of approximately $1.1 million for the year ended December 31, 2015. The recognized loss attributable to the General Partners’ controlling interest for the year ended December 31, 2016 was due to the sale of the property located in Lisle, IL.

APARTMENT PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2016	Net Investment Income/(Loss) 2015	Unrealized Gain/(Loss) 2016	Unrealized Gain/(Loss) 2015	Occupancy 2016	Occupancy 2015
Property
Austin, TX	$1,382,288	$1,435,683	$792,614	$2,787,287	98%	96%
Charlotte, NC	762,469	935,383	697,772	923,823	96%	98%
Seattle, WA #1	647,341	589,338	1,860,881	97,912	93%	95%
Seattle, WA #2	816,523	729,934	154,572	2,723,411	96%	93%
Maplewood, NJ (1)	509,587	477,203	87,275	65,448	94%	80%
Chicago, IL(2)	—	—	32	—	N/A	N/A
	$4,118,208	$4,167,541	$3,593,146	$6,597,881
(1) The Maplewood, NJ property was acquired on April 2, 2015.
(2) The Chicago, IL property was acquired on November 9, 2015 and is currently under development.
Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s apartment properties was approximately $4.1 million for the year ended December 31, 2016, which represents a decrease of approximately $0.1 million from the year ended December 31, 2015. The decrease was primarily due to the interest expense associated with the investment level debt placed on the property in Charlotte, NC, which was financed in January 2016.
Unrealized gain/(loss)
The apartment properties owned by the Partnership produced a net unrealized gain attributable to the General Partners’ controlling interest of approximately $3.6 million for the year ended December 31, 2016, compared with a net unrealized gain attributable to the General Partners’ controlling interest of approximately $6.6 million from the prior year period. The net unrealized gain attributable to the General Partners’ controlling interest for the year ended December 31, 2016 was primarily due to favorable market leasing and rent assumptions at both properties in Seattle, WA, as well as the properties in Charlotte, NC and Austin, TX. Additionally, gains at the property in Maplewood, NJ were primarily due to rent increases.
RETAIL PROPERTIES

Year Ended December 31,	Net Investment Income/(Loss) 2016	Net Investment Income/(Loss) 2015	Unrealized Gain/(Loss) 2016	Unrealized Gain/(Loss) 2015	Occupancy 2016	Occupancy 2015
Property
Hampton, VA	$1,461,915	$1,418,163	$(2,641,636)	$774,336	99%	96%
Ocean City, MD	933,195	914,371	(72,872)	638,666	100%	96%
Westminster, MD	1,400,268	1,349,841	100,000	1,394,504	100%	100%
Dunn, NC	96,803	120,633	677,134	(468,836)	58%	26%
Roswell, GA	1,146,671	567,590	600,000	1,153,211	94%	94%
North Fort Myers, FL	855,640	506,480	284,302	694,700	88%	85%
Norcross, GA	773,543	766,010	700,000	1,017,284	100%	100%
	$6,668,035	$5,643,088	$(353,072)	$5,203,865
Net investment income/(loss)
Net investment income attributable to the General Partners’ controlling interest for the Partnership’s retail properties was approximately $6.7 million for the year ended December 31, 2016, which represents an increase of approximately $1.0 million from the prior year period. The increase was largely due to interest expense savings from the November 2015 loan payoff at the property in Roswell, GA. Additional increases were the result of revenue recognized at the North Fort Myers, FL property due to the release of expired reserves held in escrow relating to the property’s acquisition.
Unrealized gain/(loss)
The retail properties owned by the Partnership produced a net unrealized loss attributable to the General Partners’ controlling interest of approximately $0.4 million for the year ended December 31, 2016, compared with a net unrealized gain attributable to the General Partners’ controlling interest of approximately $5.2 million from the prior year period. The net unrealized loss attributable to the General Partners’ controlling interest for the year ended December 31, 2016 was primarily due to increased investment rates for the property in Hampton, VA based on the recent marketing of the property. Investment rates include direct and terminal capitalization rates, and discount rates, which reflect investors’ yield requirements on investments. The loss was partially offset by gains at the Norcross, GA property related to discount rate compression, gains at the Dunn, NC property due to increased occupancy, and gains at the Roswell, GA property driven by increased net investment income.
HOTEL PROPERTY

Year Ended December 31,	Net Investment Income/(Loss) 2016	Net Investment Income/(Loss) 2015	Unrealized Gain/(Loss) 2016	Unrealized Gain/(Loss) 2015	Occupancy 2016	Occupancy 2015
Property
Lake Oswego, OR (1)	$(103,350)	$(55,098)	$—	$—	N/A	N/A
(1) The Lake Oswego, OR property was sold on October 29, 2014.
Net investment income/(loss)
Net investment loss attributable to the General Partners’ controlling interest related to the Partnership’s former hotel property was $0.1 million for the year ended December 31, 2016. This property was sold on October 29, 2014. The net investment losses in both periods represent post closing expenses.
Other
Other net investment expense mainly includes investment management fees, other portfolio level expenses and interest income. Other net investment expense attributable to the General Partners’ controlling interest was approximately $3.8 million for year ended December 31, 2016, which represents an increase of approximately $0.5 million from the prior year period. The increase is primarily due to investment management fees, which grew as a result of the Partnership's increased gross assets.
(c) Inflation
A majority of the Partnership’s leases with its commercial tenants provide for recoveries of expenses based upon the tenant’s proportionate share of, and/or increases in, real estate taxes and certain operating costs, which may partially reduce the Partnership’s exposure to increases in operating costs resulting from inflation.
Critical Accounting Policies
The preparation of financial statements in conformity with U.S. GAAP requires the application of accounting policies that often involve a significant degree of judgment. Management reviews critical estimates and assumptions on an ongoing basis. If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the audited financial statements of the Real Property Account and the audited consolidated financial statements of the Partnership may change significantly.
The following sections discuss the critical accounting policies applied in preparing the financial statements of the Real Property Account and the consolidated financial statements of the Partnership that are most dependent on the application of estimates and assumptions.
Valuation of Investments
Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases in-place leases and tenant relationships at the time of acquisition.
In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PGIM, Inc. (“PGIM”) is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates. PGIM is an indirectly owned subsidiary of Prudential Financial. An unaffiliated third party has been appointed by PGIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.
The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them to determine the approximate value for the type of real estate in the market.
Cash equivalents include short-term investments with maturities of three months or less when purchased.
Other Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements of the Real Property Account and the consolidated financial statements of the Partnership and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Quantitative and Qualitative Disclosures about Market Risk
The table below discloses the Partnership’s investment level debt as of December 31, 2016. The fair value of the Partnership’s long-term investment level debt is affected by changes in market interest rates. The following table presents principal cash flows based upon maturity dates of the debt obligations and the related weighted-average interest rates by expected maturity dates for the debt.

Investment level debt ($ in 000s), including current portion	2017	2018	2019	2020	2021	Thereafter	Total	Estimated Fair Value
Weighted Average Fixed Interest Rate	4.12%	4.06%	4.03%	4.03%	3.63%	3.85%	3.95%
Future Annual Principal Payments	$1,327	$5,201	$1,680	$1,916	$44,495	$40,434	$95,053	$95,494
Credit Risk – The Partnership is exposed to market risk from tenants. While the Partnership has not experienced any significant credit losses, in the event of significant increases in interest rates and/or an economic downturn, tenant delinquencies could increase and result in losses to the Partnership and the Real Property Account that could adversely affect operating results and liquidity. These risks are partially mitigated by the Real Property Account’s low tenant concentration.
Market Conditions
The U.S. economic conditions continued to improve in 2016, as GDP expanded at a steady pace, according to the U.S. Bureau of Economic Analysis. The U.S. labor market also strengthened with solid job gains and the unemployment rate declining to a post-recessionary low, as reported by the U.S. Bureau of Labor Statistics. These trends supported accelerating wage growth. In addition, leading economic indicators are more positive, supported by expectations of reduced regulation, fiscal stimulus, and personal and corporate tax cuts.
Property Markets
Real estate demand continues to expand across property types. At the same time, inventory growth remains at or below the 15-year historical averages for the office, retail, and industrial markets, aiding in the vacancy recovery in these sectors. As a result, operating performance is improving among these property segments. However, apartment rents are decelerating owing to increased supply in some notable large markets across the U.S.
Apartment: Demand for apartments remains robust, as homeownership rates are at historical lows and new household formations continue at a steady pace per the U.S. Census Bureau. However, strong development activity is putting upward pressure on vacancies and weighing on rent growth.
Retail: U.S. retail market fundamentals continued to improve in 2016 over 2015. Stable consumption trends contributed to positive absorption, while new supply remains limited. As a result, vacancies fell to their lowest levels on record.
Office: The office vacancies continued to decline in 2016, approaching pre-recession lows. Demand growth moderated slightly from 2015, in line with office-using job growth trends, but continued to outpace new supply. Inventory growth picked up but remained below its 15-year historical annual average rate. These trends supported rent growth, though it decelerated from its 2015 pace.
Industrial: National industrial absorption firmly outpaced completions, driven by strong e-commerce demand. Vacancies are near historical lows. As a result, rent growth accelerated to its strongest rate since 2007.

Hotel: The hotel occupancies climbed higher in 2016. Strong occupancies supported a further increase in revenue per available room for the year, though this marked a moderation in growth from 2015 as supply pressures mounted.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Directors, Executive Officers and Corporate Governance
JOHN CHIEFFO, Director, Chief Financial Officer, Chief Accounting Officer and Vice President (current term expires March 2018) - Vice President, Finance, Annuities, Prudential Financial since November 2016. Previously, he served as Vice President, Individual Life Insurance, Prudential Financial from 2012 to November 2016. Age 53.
BERNARD J. JACOB, Director (current term expires March 2018) - Senior Vice President and Chief Financial Officer, US Businesses, Prudential Financial since January 2010. Previously, he served as Senior Vice President and Treasurer, Prudential Financial from 2006 to January 2010. Age 61.
CHRISTINE KNIGHT, Director and Vice President (current term expires March 2018) - Vice President, Finance, Individual Life Insurance, Prudential Financial since November 2016. Previously, she served as Vice President, Finance, Group Insurance, Prudential Financial from 2010 to November 2016. Age 55.
RICHARD F. LAMBERT, Director (current term expires March 2018) - Senior Vice President and Chief Actuary, Prudential Financial since May 2012. Previously, he served as Senior Vice President and Chief Actuary, International Insurance Business, Prudential Financial from 2006 to May 2012. Age 60.
LORI D. FOUCHÉ, Director, Chief Executive Officer and President (current term expires March 2018) - President, Annuities, Prudential Financial since December 2015. Previously, she served as Senior Vice President and Chief Executive Officer, Group Insurance, Prudential Financial from 2014 to December 2015, and President and Chief Operating Officer, Group Insurance, Prudential Financial from 2013 to February 2014. Prior to joining Prudential, Ms. Fouché served as President and Chief Executive Officer of Commercial Insurance, Firemen’s Insurance Group from 2011 to June 2013. Age 47.
KENT D. SLUYTER, Director and Senior Vice President (current term expires March 2018) - Senior Vice President, Individual Life Insurance, Prudential Financial since January 2013. Previously, he served as Vice President and Actuary, Individual Life Insurance, Prudential Financial from 2006 to January 2013. Age 57.
KENNETH Y. TANJI, Director and Treasurer (current term expires March 2018) - Senior Vice President and Treasurer, Prudential Financial since March 2013. Previously, he served as Chief Financial Officer of Prudential’s International Businesses from 2006 to March 2010. Age 51.
EXECUTIVE OFFICERS
THERESA M. DZIEDZIC, Senior Vice President, Chief Actuary and Appointed Actuary - Vice President and Actuary, Corporate Actuarial, Prudential Financial since June 2014. Previously, she served as Vice President and Actuary, Financial Reporting, Prudential Financial from 1999 to June 2014. Age 53.
JAMES M. O’CONNOR, Senior Vice President and Actuary - Vice President, Actuarial, Prudential Financial since 2001. Age 60.
LYNN K. STONE, Chief Legal Officer, Secretary and Vice President - Vice President and Corporate Counsel, Annuities Law, Prudential Financial since 2008. Age 58.
The business address of all directors and officers of Pruco Life is 213 Washington Street, Newark, New Jersey 07102-2992. Pruco Life directors and officers are elected annually.
Code of Ethics
We have adopted Prudential Financial’s code of business conduct and ethics, known as “Making the Right Choices,” which applies to our Chief Executive Officer, Chief Financial Officer and our Principal Accounting Officer, as well as to our directors and all other employees. Making the Right Choices is posted on Prudential Financial’s website at www.investor.prudential.com.
In addition, we have adopted Prudential Financial’s Corporate Governance Guidelines, which we refer to herein as the “Corporate Governance Principles and Practices.” Prudential Financial’s Corporate Governance Principles and Practices are available free of charge at www.investor.prudential.com.
Executive Compensation
The Real Property Account does not pay any fees, compensation or reimbursement to any Director or Officer of the Registrant.

Certain Relationships and Related Transactions, and Director Independence
See Related Party Transactions in Note 11 of Notes to the Consolidated Financial Statements of the Partnership.
The Registrant is a separate investment account of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), which, in turn, is a wholly-owned subsidiary of Prudential Financial. All Directors and Executive Officers of the Registrant are employees and officers of Prudential.
Principal Accounting Fees and Services
The Audit Committee of the Board of Directors of Prudential Financial has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm of Prudential Financial and certain of its domestic and international subsidiaries, including the Registrant. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditor. Fees related to such services are hereby incorporated by reference to the section entitled Item 2 - Ratification of the Appointment of Independent Auditors in Prudential Financial's definitive proxy statement for the Annual Meeting of Shareholders to be held on May 7, 2017, to be filed by Prudential Financial with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2016.

Financial Statements and Supplementary Data

Other

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Report of Independent Registered Public Accounting Firm
To the Board of Directors of
Pruco Life Insurance Company
and the Contract Owners of
Pruco Life Variable Contract Real Property Account
In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Pruco Life Variable Contract Real Property Account at December 31, 2016 and 2015, and the results of its operations and the changes in its net assets for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 31, 2017

FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT

STATEMENTS OF NET ASSETS
December 31, 2016 and 2015

	December 31, 2016	December 31, 2015
ASSETS
Investment in The Prudential Variable Contract Real Property Partnership	$112,083,448	$106,651,649
Net Assets	$112,083,448	$106,651,649
NET ASSETS, representing:
Equity of contract owners	$81,138,039	$80,863,412
Equity of Pruco Life Insurance Company	30,945,409	25,788,237
	$112,083,448	$106,651,649

Portfolio shares held	2,414,615	2,414,615
Portfolio net asset value per share	$46.42	$44.17
Contract owner units outstanding	20,921,375	21,797,579
STATEMENTS OF OPERATIONS
For the years ended December 31, 2016, 2015 and 2014

	December 31, 2016	December 31, 2015	December 31, 2014
INVESTMENT INCOME
Net investment income allocated from The Prudential Variable Contract Real Property Partnership	$3,841,585	$3,237,254	$3,663,035
EXPENSES
Charges to contract owners for assuming mortality and expense risk and for administration	481,549	470,364	454,070
NET INVESTMENT INCOME	3,360,036	2,766,890	3,208,965
NET RECOGNIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net unrealized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	1,727,205	5,666,123	2,968,823
Net recognized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	(136,991)	67,194	255,627
NET GAIN (LOSS) ON INVESTMENTS	1,590,214	5,733,317	3,224,450
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$4,950,250	$8,500,207	$6,433,415
STATEMENTS OF CHANGES IN NET ASSETS
For the years ended December 31, 2016, 2015 and 2014

	December 31, 2016	December 31, 2015	December 31, 2014
OPERATIONS
Net investment income	$3,360,036	$2,766,890	$3,208,965
Net unrealized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	1,727,205	5,666,123	2,968,823
Net recognized gain (loss) on investments allocated from The Prudential Variable Contract Real Property Partnership	(136,991)	67,194	255,627
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	4,950,250	8,500,207	6,433,415
CAPITAL TRANSACTIONS
Net contributions (withdrawals) by contract owners	(3,274,882)	(2,788,759)	(2,664,764)
Net contributions (withdrawals) by Pruco Life Insurance Company	3,756,431	266,935	(2,886,417)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS	481,549	(2,521,824)	(5,551,181)
TOTAL INCREASE (DECREASE) IN NET ASSETS	5,431,799	5,978,383	882,234
NET ASSETS
Beginning of year	106,651,649	100,673,266	99,791,032
End of year	$112,083,448	$106,651,649	$100,673,266
The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2016

Note 1: General
Pruco Life Variable Contract Real Property Account (the “Real Property Account” or the “Registrant”) was established on August 27, 1986 by resolution of the Board of Directors of Pruco Life Insurance Company (“Pruco Life” or the “Company”), as a separate investment account pursuant to Arizona law and is registered under the Securities Act of 1933, as amended. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), which is a wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). The assets of the Real Property Account are segregated from Pruco Life’s other assets. The Real Property Account is used to fund benefits under certain variable life insurance and variable annuity contracts issued by Pruco Life. These products are Variable Appreciable Life (“VAL”), Variable Life Insurance (“VLI”), Discovery Plus (“SPVA”), and Discovery Life Plus (“SPVL”).
The assets of the Real Property Account are invested in The Prudential Variable Contract Real Property Partnership (the “Partnership”). The Partnership is the investment vehicle for assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts. The Real Property Account, along with the Pruco Life Variable Contract Real Property Account and the Pruco Life of New Jersey Variable Contract Real Property Account, are the sole investors in the Partnership. These financial statements should be read in conjunction with the accompanying audited consolidated financial statements of the Partnership.
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
Note 2: Summary of Significant Accounting Policies
A.    Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Real Property Account has evaluated subsequent events through the date these financial statements were issued.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include valuation of the investment in the Partnership.
B.    Investment in Partnership Interest
The investment in the Partnership is based on the Real Property Account’s proportionate interest of the Partnership’s fair value. At December 31, 2016 and 2015, the Real Property Account’s share of the general partners' controlling interest of the Partnership was 53.3% or 2,414,615 shares for both periods. Properties owned by the Partnership are illiquid and their fair value is based on estimated fair value as disclosed in the notes to the consolidated financial statements of the Partnership.
C.    Income Recognition
Net investment income or loss, and recognized and unrealized gains and losses are allocated based upon the monthly average net assets for the investment in the Partnership. Amounts are based on the Real Property Account’s proportionate interest in the Partnership.
D.    Equity of Pruco Life Insurance Company
Pruco Life maintains a position in the Real Property Account for liquidity purposes, including unit purchases and redemptions, Partnership share transactions, and expense processing. The position does not affect contract owners’ accounts or the related unit values.
There were no cash transactions at the Real Property Account level for the years ended December 31, 2016, 2015 and 2014 as all of the transactions are settled by Pruco Life on behalf of the Real Property Account through a redemption or an issuance of units. Therefore, no statement of cash flows is presented for the years ended December 31, 2016, 2015 and 2014.
Note 3: Taxes
Pruco Life is taxed as a “life insurance company”, as defined by the Internal Revenue Code. The results of operations of the Real Property Account form a part of Prudential Financial’s consolidated federal tax return. Under current federal, state and local law, no federal, state or local income taxes are payable by the Real Property Account. As such, no provision for the tax liability has been recorded in these financial statements. Prudential management will review periodically the status of the policy in the event of changes in the tax law.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2016

Note 4: Net Contributions (Withdrawals) by Contract Owners
Net contributions (withdrawals) by contract owners for the Real Property Account by product for the years ended December 31, 2016, 2015 and 2014 were as follows:

December 31, 2016	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$2,338,494	$169,976	$—	$—	$2,508,470
Policy loans	(944,232)	(46,919)	—	(17,701)	(1,008,852)
Policy loan repayments and interest	1,661,227	64,768	—	56,677	1,782,672
Surrenders, withdrawals and death benefits	(3,129,243)	(215,582)	(15,032)	(377,463)	(3,737,320)
Net transfers from/(to) other subaccounts or fixed rate option	(653,809)	(118,820)	—	(1,818)	(774,447)
Administrative and other charges	(1,860,803)	(172,386)	—	(12,216)	(2,045,405)
	$(2,588,366)	$(318,963)	$(15,032)	$(352,521)	$(3,274,882)

December 31, 2015	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$2,378,436	$179,650	$—	$—	$2,558,086
Policy loans	(1,049,046)	(54,592)	—	(32,732)	(1,136,370)
Policy loan repayments and interest	1,906,719	85,486	—	155,308	2,147,513
Surrenders, withdrawals and death benefits	(3,459,721)	(246,562)	(3,818)	(341,541)	(4,051,642)
Net transfers from/(to) other subaccounts or fixed rate option	(301,500)	(19,143)	—	387	(320,256)
Administrative and other charges	(1,801,533)	(170,547)	—	(14,010)	(1,986,090)
	$(2,326,645)	$(225,708)	$(3,818)	$(232,588)	$(2,788,759)

December 31, 2014	VAL	VLI	SPVA	SPVL	TOTAL
Contract owner net payments	$2,337,323	$188,174	$—	$—	$2,525,497
Policy loans	(977,555)	(61,239)	—	(52,460)	(1,091,254)
Policy loan repayments and interest	1,799,917	130,567	—	37,903	1,968,387
Surrenders, withdrawals and death benefits	(2,901,725)	(257,524)	(6,537)	(123,826)	(3,289,612)
Net transfers from/(to) other subaccounts or fixed rate option	(818,189)	(34,163)	—	37,970	(814,382)
Administrative and other charges	(1,784,351)	(164,272)	—	(14,777)	(1,963,400)
	$(2,344,580)	$(198,457)	$(6,537)	$(115,190)	$(2,664,764)
Note 5: Partnership Distributions
For the year ended December 31, 2016, the Partnership made no distribution. For the year ended December 31, 2015, the Partnership distributed a total of $5.0 million, which occurred on March 30, 2015. The Real Property Account’s share of this distribution was $3.0 million. For the year ended December 31, 2014, the Partnership distributed $10.0 million, which occurred on March 26, 2014 and September 26, 2014, for $5.0 million each. The Real Property Account’s share of these distributions was $3.0 million each or a total of $6.0 million.
For the years ended December 31, 2016, 2015 and 2014, there were no purchases of the Partnership by the Real Property Account.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2016

Note 6: Unit Activity
The changes in contract owner units outstanding for the Real Property Account by product for the years ended December 31, 2016, 2015 and 2014 were as follows:

December 31, 2016
	VAL	VLI	SPVA	SPVL	TOTAL
Units issued:	1,165,418	58,137	—	28,371	1,251,926
Units redeemed:	(1,845,103)	(136,180)	(4,825)	(142,022)	(2,128,130)

December 31, 2015
	VAL	VLI	SPVA	SPVL	TOTAL
Units issued:	1,255,793	72,499	—	53,463	1,381,755
Units redeemed:	(1,909,609)	(131,498)	(1,278)	(132,521)	(2,174,906)

December 31, 2014
	VAL	VLI	SPVA	SPVL	TOTAL
Units issued:	1,318,863	91,072	—	34,004	1,443,939
Units redeemed:	(2,027,393)	(147,359)	(2,403)	(76,001)	(2,253,156)
Note 7: Financial Highlights
Pruco Life sells a number of variable annuity and variable life insurance products. These products have unique combinations of features and fees that are charged against the contract owner’s account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.
The following table was developed by determining which products offered by Pruco Life have the lowest and highest total expense ratio and reflects contract owner units only. The table may not reflect the minimum and maximum contract charges offered by Pruco Life as contract owners may not have selected all available and applicable products as disclosed in Note 1.

	Units (000’s)	Unit Value Lowest- Highest			Net Assets (000’s)	Investment Income Ratio(1)	Expense Ratio(2) Lowest-Highest			Total Return(3) Lowest-Highest
December 31, 2016	20,921	$3.19050	—	$4.17877	$81,138	3.51%	0.35%	—	1.25%	3.80%	—	4.73%
December 31, 2015	21,798	$3.07375	—	$3.99015	$80,863	3.16%	0.35%	—	1.25%	7.78%	—	8.74%
December 31, 2014	22,591	$2.85193	—	$3.66932	$77,231	3.68%	0.35%	—	1.25%	5.82%	—	6.77%
December 31, 2013	23,400	$2.69505	—	$3.43650	$75,103	5.04%	0.35%	—	1.25%	8.19%	—	9.17%
December 31, 2012(4)	24,124	$2.49097	—	$3.14796	$71,085	4.84%	0.35%	—	1.25%	5.53%	—	6.48%
(1) This amount represents the contract owners' proportionate share of the net investment income from the underlying Partnership divided by the contract owners' average net assets of the Real Property Account. This ratio excludes those expenses, such as mortality risk and expense risk and administrative expenses that result in direct reductions in the unit values.
(2) These amounts represent the annualized contract expenses of the Real Property Account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Partnership are excluded.
(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying Partnership, and reflect deductions for all items included in the expense ratio. The total return does not include any expense assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
(4) In the December 31, 2012 financial statements, the Real Property Account revised certain financial statement footnote disclosures due to a typographical error. The range of contract owner unit values in Note 8 to the December 31, 2012 financial statements was presented as $2.30961 to $2.63416. The correct amounts are shown in the table above. These revisions had no impact on the statements of net assets, operations or changes in net assets. The revisions are not considered material to the previously issued financial statements.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2016

Note 7: Financial Highlights (continued)
Pruco Life also maintains a position in the Real Property Account, to provide for property acquisitions and capital expenditure funding needs. The table below reflects information for assets held by Pruco Life. Charges for mortality risk and expense risk and administrative expenses are used by Pruco Life to purchase additional investments in its account resulting in no impact to its net assets.

Net Assets (000’s)
December 31, 2016	$30,945
December 31, 2015	$25,788
December 31, 2014	$23,442
December 31, 2013	$24,688
December 31, 2012	$25,731
Charges and Expenses
A.    Mortality Risk and Expense Risk Charges
Mortality risk and expense risk charges are determined daily using an effective annual rate of 0.6%, 0.35%, 0.9% and 0.9% for VAL, VLI, SPVA and SPVL, respectively. Mortality risk is the risk that life insurance contract owners may not live as long as estimated or annuitants may live longer than estimated and expense risk is the risk that the cost of issuing and administering the contracts may exceed related charges by Pruco Life. The mortality risk and expense risk charges are assessed through reduction in unit values.
B.    Administrative Charges
Administrative charges are determined daily using an effective annual rate of 0.35% applied daily against the net assets representing equity of contract owners held in each subaccount for SPVA and SPVL. Administrative charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. The administrative charge is assessed through reduction in unit values.
C.    Cost of Insurance and Other Related Charges
Contract owner contributions are subject to certain deductions prior to being invested in the Real Property Account. The deductions for VAL and VLI are (1) taxes attributable to premiums; (2) sales charges, not to exceed 5% for VAL, which are deducted in order to compensate Pruco Life for the cost of selling the contract; and (3) transaction costs, applicable to VAL, which are deducted from each premium payment to cover premium collection and processing costs. Contracts are subject to charges on each basic premium for assuming a guaranteed minimum death benefit risk. This charge compensates Pruco Life for the risk that an insured may die at a time when the death benefit exceeds the benefit that would have been payable in the absence of a minimum guarantee. These charges are assessed through the redemption of units.
D.    Deferred Sales Charge
For SPVA, there is a deferred sales charge that applies at the time of a full or partial withdrawal, and the amount of the charge (which declines over time) depends on the number of years that have elapsed since the contract was issued. This deferred sales charge is assessed through the redemption of units.
E.    Partial Withdrawal Charge
A charge is imposed by Pruco Life on partial withdrawals of the cash surrender value for VAL. A charge equal to the lesser of $15 or 2% will be made in connection with each partial withdrawal of the cash surrender value of a contract. This charge is assessed through the redemption of units.
Note 8: Related Party
The Real Property Account has transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.
Prudential and its affiliates perform various services on behalf of the Partnership in which the Real Property Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, transfer agency and various other record keeping and customer service functions.

NOTES TO THE FINANCIAL STATEMENTS OF
PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
December 31, 2016

Note 9: Fair Value Measurements
Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Real Property Account values its investment in the Partnership using the net asset value provided by the Partnership as a practical expedient. Effective January 1, 2016, the Real Property Account adopted Accounting Standards Update (“ASU”) 2015-07 Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to classify the investment in the Partnership in the fair value hierarchy. As a result, certain tables and additional disclosures related to the leveling of assets and liabilities are no longer applicable. ASU 2015-07 was applied retrospectively to all periods presented.
Properties owned by the Partnership are illiquid and fair value is based on estimates from property appraisal reports prepared by independent real estate appraisers as discussed in the notes to the Partnership’s audited consolidated financial statements. The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. The estimate of fair value of real estate is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination of them, to come up with the approximate value for the type of real estate in the market.
The following is a summary of the investment strategy, risks, and redemption provisions of the Partnership.
The Partnership has a policy of investing at least 65% of its assets in direct ownership interests in income-producing real estate, such as office buildings, shopping centers, hotels, apartments or industrial properties, and participating mortgage loans. The Partnership is subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. The Partnership properties are also subject to the risk of loss due to certain types of damage, which are either uninsurable or not economically insurable. The Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. Refer to the Partnership’s audited consolidated financial statements for other related risks.
The Partnership allows for withdrawal of cash, in any amount up to a partner’s value of the Partnership. Ordinarily payment of the amount requested will be made on the day following the request. The Partnership reserves the right to defer such payments for a period of up to six months if the partners or the investment manager determine that there is insufficient cash available and prompt disposition of investments held by the Partnership cannot be made on commercially reasonable terms.
The Real Property Account had no unfunded capital commitments as of December 31, 2016.

Report of Independent Registered Public Accounting Firm

To the General Partners of
The Prudential Variable Contract Real Property Partnership:
In our opinion, the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of real estate investments, and the related consolidated statements of operations, of changes in net assets and of cash flows present fairly, in all material respects, the financial position of The Variable Contract Real Property Partnership and its subsidiaries as of December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying Schedule III - Real Estate Owned: Properties presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 31, 2017

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	December 31, 2016	December 31, 2015
ASSETS
REAL ESTATE INVESTMENTS - At estimated fair value:
Real estate and improvements (cost: 12/31/2016 - $234,186,993; 12/31/2015 -$255,844,718)	$269,471,676	$264,925,433
CASH AND CASH EQUIVALENTS	47,541,618	14,423,867
OTHER ASSETS, NET	3,383,759	2,925,378
Total assets	$320,397,053	$282,274,678
LIABILITIES & PARTNERS’ EQUITY
INVESTMENT LEVEL DEBT (net of deferred financing costs:	$93,958,234	$66,026,362
12/31/2016 - $1,095,035; 12/31/2015 -$571,719)
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	2,150,818	2,550,010
DUE TO AFFILIATES	815,990	745,769
OTHER LIABILITIES	743,284	809,256
Total liabilities	97,668,326	70,131,397
COMMITMENTS AND CONTINGENCIES
NET ASSETS, REPRESENTING PARTNERS’ EQUITY:
GENERAL PARTNERS’ CONTROLLING INTEREST	210,258,011	200,068,466
NONCONTROLLING INTEREST	12,470,716	12,074,815
Total partners' equity	222,728,727	212,143,281
Total liabilities and partners’ equity	$320,397,053	$282,274,678
NUMBER OF SHARES OUTSTANDING AT END OF PERIOD	4,529,591	4,529,591
GENERAL PARTNERS' SHARE VALUE AT END OF PERIOD	$46.42	$44.17
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2016	2015	2014
INVESTMENT INCOME:
Revenue from real estate and improvements	$22,750,229	$22,380,282	$25,529,132
Interest income	79,074	13,834	17,809
Total investment income	22,829,303	22,394,116	25,546,941
INVESTMENT EXPENSES:
Operating	2,880,019	3,447,085	5,349,595
Investment management fees	3,194,975	2,822,723	2,567,986
Real estate taxes	2,234,311	2,842,409	2,679,638
Administrative	3,161,944	3,103,510	4,512,902
Interest expense	3,483,608	3,467,345	2,961,914
Total investment expenses	14,954,857	15,683,072	18,072,035
NET INVESTMENT INCOME (LOSS)	7,874,446	6,711,044	7,474,906
RECOGNIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net proceeds from real estate investments sold	5,743,019	12,668,032	13,016,625
Less: Cost of real estate investments sold	28,943,348	14,114,940	11,316,558
Gain (loss) realized from real estate investments sold	(23,200,329)	(1,446,908)	1,700,067
Less: Reversal of prior periods' unrealized gain (loss) on real estate investments sold	(22,943,347)	(1,572,787)	1,223,468
Net gain (loss) recognized on real estate investments sold	(256,982)	125,879	476,599
Change in unrealized gain (loss) on real estate investments	3,260,621	12,596,301	6,259,179
Change in unrealized gain (loss) on interest rate cap	63	—	—
Net unrealized gain (loss) on investments	3,260,684	12,596,301	6,259,179
NET RECOGNIZED AND UNREALIZED GAIN (LOSS)	3,003,702	12,722,180	6,735,778
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$10,878,148	$19,433,224	$14,210,684
Amounts attributable to noncontrolling interest:
Net investment income (loss) attributable to noncontrolling interest	$667,993	$642,660	$645,422
Net unrealized gain (loss) attributable to noncontrolling interest	20,610	1,973,734	721,496
Net increase (decrease) in net assets resulting from operations attributable to noncontrolling interest	$688,603	$2,616,394	$1,366,918
Amounts attributable to general partners’ controlling interest:
Net investment income attributable to general partners’ controlling interest	$7,206,453	$6,068,384	$6,829,484
Net recognized gain (loss) attributable to general partners’ controlling interest	(256,982)	125,879	476,599
Net unrealized gain (loss) attributable to general partners’ controlling interest	3,240,074	10,622,567	5,537,683
Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	$10,189,545	$16,816,830	$12,843,766
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Years Ended December 31,
	2016			2015			2014
	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total	General Partners’ Controlling Interest	Non- controlling Interest	Total
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:
Net investment income (loss)	$7,206,453	$667,993	$7,874,446	$6,068,384	$642,660	$6,711,044	$6,829,484	$645,422	$7,474,906
Net recognized and unrealized gain (loss)	2,983,092	20,610	3,003,702	10,748,446	1,973,734	12,722,180	6,014,282	721,496	6,735,778
Increase (decrease) in net assets resulting from operations	10,189,545	688,603	10,878,148	16,816,830	2,616,394	19,433,224	12,843,766	1,366,918	14,210,684
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM CAPITAL TRANSACTIONS:
Distributions	—	(482,702)	(482,702)	(5,000,000)	(297,804)	(5,297,804)	(10,000,000)	(1,208,560)	(11,208,560)
Contributions	—	190,000	190,000	—	333,914	333,914	—	—	—
Increase (decrease) in net assets resulting from capital transactions	—	(292,702)	(292,702)	(5,000,000)	36,110	(4,963,890)	(10,000,000)	(1,208,560)	(11,208,560)
INCREASE (DECREASE) IN NET ASSETS	10,189,545	395,901	10,585,446	11,816,830	2,652,504	14,469,334	2,843,766	158,358	3,002,124
NET ASSETS - Beginning of period	200,068,466	12,074,815	212,143,281	188,251,636	9,422,311	197,673,947	185,407,870	9,263,953	194,671,823
NET ASSETS - End of period	$210,258,011	$12,470,716	$222,728,727	$200,068,466	$12,074,815	$212,143,281	$188,251,636	$9,422,311	$197,673,947
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$10,878,148	$19,433,224	$14,210,684
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities
Net recognized and unrealized loss (gain)	(3,003,702)	(12,722,180)	(6,735,778)
Amortization of deferred financing costs	32,250	60,534	45,593
(Reversal) Provision for allowance for doubtful accounts	2,960	26,224	97,225
(Increase) decrease in:
Other assets	(290,390)	(817,351)	1,430,399
Increase (decrease) in:
Accounts payable and accrued expenses	(378,059)	676,114	(1,179,964)
Due to affiliates	70,221	78,806	17,038
Other liabilities	(6,532)	(267,370)	110,081
Net cash flows provided by (used in) operating activities	7,304,896	6,468,001	7,995,278
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from real estate investments sold	5,743,019	12,668,032	13,016,625
Investment in real estate and improvements	(7,306,756)	(28,971,397)	(32,035,494)
(Increase) decrease in investment level restricted cash	(157,309)	322,501	—
Net cash flows provided by (used in) investing activities	(1,721,046)	(15,980,864)	(19,018,869)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to general partners' controlling interest	—	(5,000,000)	(10,000,000)
Proceeds from investment level debt	29,608,743	10,175,000	11,800,000
Principal payments on investment level debt	(1,153,554)	(13,583,817)	(1,016,861)
Contributions from noncontrolling interest	190,000	333,914	—
Distributions to noncontrolling interest	(482,702)	(297,804)	(1,208,560)
Payment of deferred financing costs	(569,146)	(141,253)	(205,700)
Increase (decrease) in security deposits payable	(59,440)	142,480	—
Net cash flows provided by (used in) financing activities	27,533,901	(8,371,480)	(631,121)
NET CHANGE IN CASH AND CASH EQUIVALENTS	33,117,751	(17,884,343)	(11,654,712)
CASH AND CASH EQUIVALENTS - Beginning of period	14,423,867	32,308,210	43,962,922
CASH AND CASH EQUIVALENTS - End of period	$47,541,618	$14,423,867	$32,308,210
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED SCHEDULES OF REAL ESTATE INVESTMENTS

				2016 Total Rentable Square Feet Unless Otherwise Indicated (Unaudited)	December 31, 2016		December 31, 2015
Property Name	December 31, 2016 Ownership	City, State	Acq. Year (Unaudited)		Cost	Estimated Fair Value	Cost	Estimated Fair Value
OFFICES
750 Warrenville	WO	Lisle, IL	1987	SOLD	$—	$—	$28,943,348	$6,000,000
		Offices % as of 12/31/2016		—%	—	—	28,943,348	6,000,000
APARTMENTS
700 Broadway	CJV	Seattle, WA	2012	59 Units	23,093,026	28,600,000	22,982,297	26,300,000
Broadstone Crossing	WO	Austin, TX	2007	225 Units	23,663,428	31,600,000	23,156,042	30,300,000
Station House Apartments of Maplewood	WO	Maplewood, NJ	2015	50 Units	20,647,277	20,800,000	20,534,552	20,600,000
Vantage Park	CJV	Seattle, WA	2013	91 Units	21,999,495	30,400,000	21,830,762	30,300,000
1325 N. Wells	CJV	Chicago, IL	2015	NA	9,271,676	9,271,676	6,485,433	6,485,433
The Reserve At Waterford Lakes	WO	Charlotte, NC	2007	140 Units	15,055,157	17,000,000	14,852,929	16,100,000
		Apartments % as of 12/31/2016		65%	113,730,059	137,671,676	109,842,015	130,085,433
RETAIL
Hampton Towne Center	WO	Hampton, VA	2003	174,540	19,810,566	19,300,000	18,968,928	21,100,000
White Marlin Mall	CJV	Ocean City, MD	2002	197,098	26,659,305	34,600,000	25,701,926	33,800,000
Westminster Crossing East, LLC	CJV	Westminster, MD	2006	89,890	15,326,056	20,500,000	15,326,055	20,400,000
Publix at Eagle Landing	WO	North Fort Myers, FL	2014	57,840	8,401,270	9,400,000	8,385,572	9,100,000
Harnett Crossing	WO	Dunn, NC	2010	189,143	10,180,908	5,900,000	8,598,045	3,640,000
Peachtree Corners Market	WO	Norcross, GA	2014	42,185	19,282,716	21,000,000	19,282,716	20,300,000
Village Walk	WO	Roswell, GA	2012	88,504	20,796,113	21,100,000	20,796,113	20,500,000
		Retail % as of 12/31/2016		63%	120,456,934	131,800,000	117,059,355	128,840,000

Total Real Estate Investments at Estimated Fair Values as a percentage of General Partners’ Controlling Interest as of December 31, 2016				128%	$234,186,993	$269,471,676	$255,844,718	$264,925,433
WO - Wholly-Owned Investment
CJV - Consolidated Joint Venture
The accompanying notes are an integral part of these consolidated financial statements.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

CONSOLIDATED SCHEDULES OF INVESTMENTS

	December 31, 2016				December 31, 2015
	Face Amount	Maturity Date	Cost	Estimated Fair Value	Cost	Estimated Fair Value
CASH EQUIVALENTS - Percentage of General Partners' Controlling Interest				—%		5.7%
Investments in Prudential Investment Liquidity Pool:
Federal Home Loan Bank, 0 coupon bond	$—		$—	$—	$1,500,000	$1,500,000
Federal Home Loan Bank, 0 coupon bond	—		—	—	10,000,000	10,000,000
Total Cash Equivalents			$—	$—	$11,500,000	$11,500,000
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 1: Organization
On April 29, 1988, The Prudential Variable Contract Real Property Partnership (the “Partnership”), a general partnership organized under New Jersey law, was formed through an agreement among The Prudential Insurance Company of America (“Prudential”), a wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), Pruco Life Insurance Company (“Pruco Life”), a wholly-owned subsidiary of Prudential, and Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”), a wholly-owned subsidiary of Pruco Life. The Partnership was established as a means by which assets allocated to the real estate investment option under certain variable life insurance and variable annuity contracts issued by the respective companies could be invested in a commingled pool. The partners in the Partnership are Prudential, Pruco Life and Pruco Life of New Jersey (collectively, the “General Partners”), which own 42.2%, 53.3%, and 4.5%, respectively. The General Partners may make additional daily cash contributions to or withdrawals from the Partnership in accordance with the provisions of the Partnership Agreement.
The Partnership’s policy is to invest at least 65% of its assets in direct ownership interests in income-producing real estate and participating mortgage loans.
The net asset value per share of the Partnership’s shares is determined daily, consistent with the Partnership Agreement. On each day during which the New York Stock Exchange is open for business, the net asset value of the Partnership is estimated using the estimated fair value of its assets, principally as described in Notes 2B and 2E below, reduced by any liabilities of the Partnership. The periodic adjustments to property values described in Notes 2B and 2E below and other adjustments to previous estimates are made on a prospective basis. There can be no assurance that all such adjustments to estimates will be made timely.
Shares of the Partnership are held by The Prudential Variable Contract Real Property Account, Pruco Life Variable Contract Real Property Account and Pruco Life of New Jersey Variable Contract Real Property Account (the “Real Property Accounts”) and may be purchased and sold at the then current net asset value of the Partnership’s net assets. The net asset value per share is calculated by dividing the net asset value of the Partnership as determined above by the number of shares outstanding. A contract owner participates in the Partnership through interests in the Real Property Accounts.
PGIM Real Estate, formerly known as PREI, is the real estate advisory unit of PGIM, Inc. (“PGIM”), which is an indirectly owned subsidiary of Prudential Financial. PGIM, formerly known as Prudential Investment Management, Inc., through PGIM Real Estate, provides investment advisory services to the Partnership’s partners pursuant to the terms of the Investment Management Agreement as described in Note 11.
Note 2: Summary of Significant Accounting Policies

A.
Basis of Presentation - The accompanying consolidated financial statements of the Partnership included herein have been prepared in accordance with accounting principles generally accepted in the United States of America that are applicable to investment companies. The consolidated financial statements include wholly-owned entities and those real estate joint ventures in which the Partnership has a controlling interest. All significant intercompany balances and transactions have been eliminated upon consolidation. The Partnership has evaluated subsequent events through March 31, 2017, the date these consolidated financial statements were issued.

B.
Management’s Use of Estimates in the Consolidated Financial Statements - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

C.
New Accounting Pronouncements adopted - In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-03 Interest-Imputation of Interest (Subtopic 835-30) which requires entities to present debt issuance costs as a direct deduction from the carrying amount of the related debt liability. Prior to the issuance of ASU 2015-03, debt issuance costs were required to be presented as deferred charge assets, separate from the related debt liability. This guidance does not address how debt issuance costs related to line-of-credit arrangements should be presented on the balance sheet or amortized. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the FASB issued ASU 2015-15 Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. ASU 2015-15 clarifies that the Securities and Exchange Commission staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The new guidance is effective for entities for fiscal years and interim periods beginning after December 15, 2015. The new guidance must be applied retrospectively. As a result, the Partnership retrospectively reclassed $571,719 of deferred financing costs as of December 31, 2015 from other assets to investment level debt. Certain prior period amounts in the consolidated financial statements have been reclassified to conform with current period presentation. Such reclassifications had no effect on previously reported net assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016
Note 2: Summary of Significant Accounting Policies (continued)

In February 2015, FASB issued updated guidance in ASU 2015-02 Consolidation (Topic 810) that changes the rules regarding consolidation. The pronouncement eliminates specialized guidance for limited partnerships and similar legal entities, and removes the indefinite deferral for certain investment funds. The new guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The adoption of this accounting guidance did not have a material impact on the Partnership’s consolidated financial statements.

D.
New Accounting Pronouncements - In August 2016 and November 2016, the FASB issued updated guidance in ASU 2016-15 and 2016-18 Statement of Cash Flows (Topic 230), respectively. The amendments in these updates are intended to reduce existing diversity in practice of how certain cash receipts, cash payments and restricted cash are presented and classified in the statement of cash flows. These amendments apply to all entities that are required to present a statement of cash flows. The new guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods with those fiscal years. Early adoption is permitted, including adoption in an interim period provided all amendments are adopted in the same period. This new standard is not expected to have a significant impact on the Partnership’s consolidated financial statements.

In February 2016, the FASB issued updated guidance in ASU 2016-02 Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new guidance is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. This new standard is not expected to have a significant impact on the Partnership’s consolidated financial statements.
In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model requiring an entity to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. In adopting ASU 2014-09, entities may use either a full retrospective or a modified retrospective approach.  Additionally, this guidance modifies disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.  This new revenue standard applies to sales of real estate assets to customers, such as sales by homebuilders, merchant builders, land developers, condominium sellers and timeshare sellers. Sales of real estate that constitute a business, when those sales are made to customers, are also within the scope of this new standard. Leasing transactions are not within the scope of this new standard. In August 2015, the FASB issued ASU 2015-14 which deferred the original effective date of ASU 2014-09. As a result of the deferral, the guidance in ASU 2014-09 for public business entities is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This new standard is not expected to have a significant impact on the Partnership’s consolidated financial statements.

E.
Real Estate Investments - Real estate investments are carried at fair value. Properties owned are initially recorded at the purchase price plus closing costs. Development costs and major renovations are capitalized as a component of cost, and routine maintenance and repairs are charged to expense as incurred. Real estate costs include the cost of acquired property, including all the tangible and intangible assets. Tangible assets include the value of all land, building and tenant improvements at the time of acquisition. Intangible assets include the value of any above and below market leases, in-place leases and tenant relationships at the time of acquisition.

In general, fair value estimates are based upon property appraisal reports prepared by independent real estate appraisers (members of the Appraisal Institute or an equivalent organization) within a reasonable amount of time following acquisition of the real estate and no less frequently than annually thereafter. The Chief Real Estate Appraiser of PGIM is responsible for assuring that the valuation process provides independent and reasonable property fair value estimates. An unaffiliated third party appraisal management firm has been appointed by PGIM to assist the Chief Real Estate Appraiser in maintaining and monitoring the independence and the accuracy of the appraisal process. The fair value of real estate investments does not reflect the transaction sale costs, which may be incurred upon disposition of the real estate investments.
The purpose of an appraisal is to estimate the fair value of real estate as of a specific date. In accordance with FASB authoritative guidance on fair value measurements and disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The estimate of fair value is based on the conventional approaches to value, all of which require the exercise of subjective judgment. The three approaches are: (1) current cost of reproducing the real estate less deterioration and functional and economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable real estate in the market. In the reconciliation of these three approaches, the independent appraiser uses one or a combination

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016
Note 2: Summary of Significant Accounting Policies (continued)

of them, to come up with the approximate value for the type of real estate in the market. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates.
In general, the inputs used in the appraisal process are unobservable, therefore, unless indicated otherwise, real estate investments are classified as Level 3 (see Note 4 for detail) under the FASB authoritative guidance for fair value measurements.
As described above, the estimated fair value of real estate and real estate related assets is generally determined through an appraisal process. These estimated fair values may vary significantly from the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. These variances could be material to the consolidated financial statements. Although the estimated fair values represent subjective estimates, management believes these estimated fair values are reasonable approximations of market prices and the aggregate estimated value of investments in real estate is fairly presented as of December 31, 2016 and 2015.

F.
Other Assets - Other assets includes both cash for operating and capital expenditures maintained by consolidated joint ventures, tenant security deposits by both the wholly-owned and consolidated joint ventures, restricted cash for wholly-owned and consolidated joint ventures reserved for future payments of investment level debt, real estate taxes and insurance premiums, as well as tenant receivables maintained by wholly-owned and consolidated consolidated joint ventures. As of December 31, 2016 and 2015, cash and restricted cash held by joint ventures was $1,493,279 and $1,421,144, respectively. The balances for tenant security deposits held by wholly-owned and consolidated joint ventures were $272,358 and $260,964, respectively, for the same periods. The balances for tenant receivables held by wholly-owned and consolidated joint ventures were $711,097 and $773,066, respectively, for the same periods, which is shown net of allowance for uncollectible accounts of $54,720 and $44,635, respectively, for the same periods.

The Partnership held $82,605 and $35,843 as of December 31, 2016 and 2015, respectively, in escrow accounts for property taxes, insurance and various other property related matters as required by certain creditors related to outstanding mortgage loans payable collateralized by certain real estate investments. These amounts are recorded within Other assets on the consolidated statements of assets and liabilities.

G.
Investment Level Debt - Investment level debt includes mortgage loans payable on wholly-owned properties and consolidated joint ventures and is stated at the principal amount, net of unamortized discount, of the obligations outstanding. At times, the Partnership may assume debt in connection with the purchase of real estate.

H.
Revenue and Expense Recognition - Revenue from real estate is recognized when earned in accordance with the terms of the respective leases. Operating expenses are recognized as incurred. Revenue from certain real estate investments is net of all or a portion of related real estate expenses, as lease arrangements vary as to responsibility for payment of these expenses between tenants and the Partnership. Since real estate investments are stated at estimated fair value, net investment income is not reduced by depreciation or amortization expense. Interest expenses are accrued periodically based on the contractual interest rates and terms of the loans. Interest expenses are included in net investment income in the consolidated statements of operations.

I.
Recognized and Unrealized Gains and Losses - Purchases and sales of investments are accounted for as of the date on which the transactions close. Realized gains and losses are recorded at the time an investment is sold. The Partnership recognizes a realized gain to the extent that the sales price exceeds the cost of the investment being sold. A realized loss is recognized when the cost exceeds the sales price of the investment being sold. Unrealized gains and losses on investments are recorded as a result of changes in fair value.

J.
Income Taxes - The Partnership is not a taxable entity under the provisions of the Internal Revenue Code. The income and capital gains and losses of the Partnership are attributed, for federal income tax purposes, to the General Partners in the Partnership. The Partnership may be subject to state and local taxes in jurisdictions in which it operates.

K.
Cash and Cash Equivalents - Cash and cash equivalents are comprised of all short-term investments and investments in money market funds with a maximum maturity of three months from the date of acquisition. In the normal course of business, the Partnership maintains cash and cash equivalents in financial institutions which at times may exceed federally insured limits. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership monitors the financial condition of such financial institutions to minimize credit risk exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 3: Disclosure of Supplemental Cash Flow
Cash paid for interest during the years ended December 31, 2016, 2015, and 2014 was $3,437,779, $3,406,811, and $2,916,321, respectively.
For the year ended December 31, 2016, $7,306,756 was paid for additions to real estate and improvement including $2,786,243 related to 1325 North Wells’ development.
Note 4: Fair Value Measurements
FASB authoritative guidance on fair value measurements and disclosures establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. This guidance provides a three-level hierarchy based on the inputs used in the valuation process. The levels in the fair value hierarchy within which the fair value measurements fall are determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the entity for identical assets or liabilities. These generally provide the most reliable evidence and should be used to measure fair value whenever available.
Level 2 – Fair value is based on inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data.
Level 3 – Fair value is based on significant unobservable inputs for the asset or liability. These inputs reflect the entity’s own assumptions about how market participants would price the asset or liability.
During the years ended December 31, 2016 and 2015, there were no transfers between Level 1, Level 2 and Level 3.
Please refer to Note 2E for discussion of valuation methodology for real estate and improvements.
Table 1 below summarizes the assets measured at fair value on a recurring basis and their respective levels in the fair value hierarchy.

			(in 000’s)
		Fair value measurements at December 31, 2016 using
Assets:	Cost at December 31, 2016	Amounts measured at fair value December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Real estate and improvements	$234,187	$269,472	$—	$—	$269,472
Interest rate cap	—	0*	—	0*	—
Total	$234,187	$269,472	$—	$—	$269,472

			(in 000’s)
		Fair value measurements at December 31, 2015 using
Assets:	Cost at December 31, 2015	Amounts measured at fair value December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Real estate and improvements	$255,845	$264,925	$—	$—	$264,925
Cash equivalents	11,500	11,500	11,500	—	—
Total	$267,345	$276,425	$11,500	$—	$264,925
* Amount less than $1,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 4: Fair Value Measurements (continued)
Table 2 below provides a reconciliation of the beginning and ending balances for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2016 and 2015.
(in 000’s)
Fair value measurements using significant unobservable inputs
(Level 3)

Real estate and improvements
Beginning balance, January 1, 2016	$264,925
Net gains (losses) recognized/unrealized included in earnings (or changes in net assets)	3,004
Acquisitions, issuances and contributions	7,286
Dispositions, settlements and distributions	(5,743)
Ending balance, December 31, 2016	$269,472
Unrealized gains (losses) for the period relating to Level 3 assets still held at the reporting date	$3,261
(in 000’s)
Fair value measurements using significant unobservable inputs
(Level 3)

Real estate and improvements
Beginning balance, January 1, 2015	$235,690
Net gains (losses) recognized/unrealized included in earnings (or changes in net assets)	12,722
Acquisitions, issuances and contributions	29,181
Dispositions, settlements and distributions	(12,668)
Ending balance, December 31, 2015	$264,925
Unrealized gains (losses) for the period relating to Level 3 assets still held at the reporting date	$12,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 4: Fair Value Measurements (continued)
Quantitative Information Regarding Level 3 Assets:
The tables below represent quantitative information about the significant unobservable inputs used in the fair value measurement of Level 3 assets. Significant changes in any of those inputs in isolation would result in a significant change in the fair value measurement.

	As of December 31, 2016
	Fair Value (in 000’s)	Number of properties in this property type	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Real estate and improvements:
Apartment	$137,672	5	Discounted cash flow	Exit capitalization rate	5.00% - 6.25% (5.29%)
				Discount rate	6.25% - 7.25% (6.63%)
		1	Market Value*

Retail	131,800	7	Discounted cash flow	Exit capitalization rate	5.75% - 10.00% (6.73%)
				Discount rate	6.00% - 11.25% (7.25%)
	$269,472

	As of December 31, 2015
	Fair Value (in 000’s)	Number of properties in this property type	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Real estate and improvements:
Apartment	$130,085	5	Discounted cash flow	Exit capitalization rate	4.75% - 6.25% (5.31%)
				Discount rate	6.00% - 7.50% (6.54%)
		1	Market Value*

Office	6,000	1	Discounted cash flow	Exit capitalization rate	8.75%
				Discount rate	10.25%
Retail	128,840	7	Discounted cash flow	Exit capitalization rate	6.00% - 10.00% (6.65%)
				Discount rate	6.25% - 11.00% (7.17%)
	$264,925
* The market value approach represents assets in which estimated fair value represents subjective estimates by management based on the investment's specific facts and circumstances. For example, development assets and recent acquisitions may heavily weight investment cost while pending sales may heavily weight negotiated sales prices in the related fair value estimates.
Fair Value of Financial Instruments Carried at Cost:
The Partnership is required to disclose the fair value of certain financial instruments that are not reported at fair value. These financial instruments include cash and cash equivalents, accounts payable, accrued expenses and mortgages. The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to the instruments’ short-term nature. As of December 31, 2016 and 2015, the Partnership’s mortgages on wholly-owned properties and consolidated joint ventures have an estimated fair value of approximately $95.5 million and $66.9 million, respectively, and a principal balance of $95.1 million and $66.6 million, respectively. The estimated fair value is based on the amount at which the Partnership would pay to transfer the debt at the reporting date taking into consideration the effect of nonperformance risk, including the Partnership’s own credit risk. The fair value of debt is determined using the discounted cash flow method, which applies certain key assumptions including the contractual terms of the agreement, market interest rates, interest spreads, credit risk, liquidity and other factors. Different assumptions or changes in future market conditions could significantly affect the estimated fair value. Certain significant inputs used in determining the fair value of investment level debt are unobservable, therefore, are considered as Level 3 under the fair value hierarchy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 5: Interest Rate Cap
Certain of the Partnership’s consolidated joint ventures entered into an interest rate cap transaction (“Cap”) with an unrelated major financial institution. The Partnership uses the Cap in order to reduce the effect of interest rate fluctuations or interest rate risk of certain real estate investments’ interest expense on variable rate debt.
The Partnership has recorded the fair value of the Cap in “Other Assets” on the consolidated statements of assets and liabilities. The resulting unrealized gain (loss) is included in the consolidated statements of operations in “Change in unrealized gain (loss) on interest rate cap”.
The Partnership’s Cap is collateralized by the asset attributable to the related investment level debt. As of December 31, 2016, the estimated fair value of the Cap is $63.
Note 6: Investment Level Debt
Investment level debt includes mortgage loans payable as summarized below (in 000’s):

	As of December 31, 2016		As of December 31, 2015	As of December 31, 2016
	100% Principal Balance Outstanding	(Unaudited) Partnership’s Share of Principal Balance Outstanding [1]	100% Principal Balance Outstanding	Interest Rate [2]	Maturity Date	Terms [3]
Mortgages of Wholly-Owned Properties & Consolidated Joint Ventures
Hampton, VA	$1,873	$1,873	$2,719	6.75%	2018	PP, P&I
Ocean City, MD	17,496	11,331	17,804	5.49%	2021	P&I
Austin, TX	16,350	16,350	—	2.17%	2021	I
Charlotte, NC	10,465	10,465	—	2.16%	2021	I
Seattle, WA#1	13,500	11,475	13,500	4.15%	2022	P&I
Seattle, WA#2	12,400	9,955	12,400	3.84%	2023	P&I
Norcross, GA	10,000	10,000	10,000	3.85%	2025	P&I
Maplewood, NJ	10,175	10,175	10,175	3.42%	2025	I
Chicago, IL	2,794	2,650	—	3.75%	2018	I&C
Total	$95,053	$84,274	$66,598

[1]
Represents the Partnership’s interest in the loan based upon the estimated percentage of net assets which would be distributed to the Partnership if the investment were liquidated at December 31, 2016. It does not represent the Partnership’s legal obligation.

[2]
The Partnership’s weighted average interest rate was 3.47% and 4.15% at December 31, 2016 and 2015, respectively. The weighted average interest rates were calculated using the Partnership’s annual interest expense for each loan (derived using the same percentage as that in (1) above) divided by the Partnership’s share of total debt.

[3]	Loan Terms: PP=Prepayment penalties applicable to loan, I=Interest only, P&I=Principal and Interest (principal payments during term), C= Cap

[4]	Seattle, WA#1 -- 700 Broadway. Seattle, WA#2 -- Vantage Park.
As of December 31, 2016, principal amounts of mortgage loans payable on wholly-owned properties and consolidated joint ventures are payable as follows:

Year Ending December 31,	(in 000’s)
2017	$1,327
2018	5,201
2019	1,680
2020	1,916
2021	44,495
Thereafter	40,434
Total Principal Balance Outstanding	$95,053

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 6: Investment Level Debt (continued)
The mortgage loans payable of wholly-owned properties and consolidated joint ventures are collateralized by real estate investments with an estimated fair value of $212.6 million.
Note 7: Financing, Covenant and Repayment Risks
In the normal course of business, the Partnership enters into loan agreements with certain lenders to finance its real estate investment transactions. Unfavorable economic conditions could increase related borrowing costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Partnership. There is no guarantee that the Partnership’s borrowing arrangements or ability to obtain leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Partnership. Further, these loan agreements contain, among other conditions, events of default and various covenants and representations. In the normal course of business, the Partnership may be in the process of renegotiating terms for loans outstanding that have passed their maturity dates. At December 31, 2016 and 2015, the Partnership had no outstanding matured loans.
A decline in market value of the Partnership’s assets may also have particular adverse consequences in instances where the Partnership borrowed money based on the fair value of specific assets. A decrease in market value of these assets may result in the lender requiring the Partnership to post additional collateral or otherwise repay these loans.
In the event the Partnership’s current portfolio and investment obligations are not refinanced or extended when they become due, management anticipates that the repayment of these obligations will be provided by operating cash flow, new debt refinancing, and real estate investment sales.
Note 8: Concentration of Risk on Real Estate Investments
Concentration of risk on real estate investments represents the risk associated with investments that are concentrated in certain geographic regions and industries. The Partnership mitigates this risk by diversifying its investments in various regions and different types of real estate investments. Please refer to the consolidated schedules of real estate investments for the Partnership’s diversification on the types of real estate investments.
At December 31, 2016, the Partnership had real estate investments located throughout the United States. The diversification of the Partnership’s holdings based on the estimated fair values and established National Council of Real Estate Investment Fiduciaries ("NCREIF") regions is as follows:

Region	Estimated Fair Value (in 000’s)	Region %
East North Central: IL	$9,272	3.44%
Mideast: MD, NC, VA	97,300	36.11%
Northeast: NJ	20,800	7.72%
Pacific: WA	59,000	21.89%
Southeast: FL, GA	51,500	19.11%
Southwest: TX	31,600	11.73%
Total	$269,472	100.00%
The allocations above are based on 100% of the estimated fair value of wholly-owned properties and consolidated joint ventures. The Partnership has no significant concentrations of tenants as no single tenant has annual contract rent that makes up more than 15% of the rental income of the Partnership.
At December 31, 2016 and 2015, there were two partners who each held investments in the Partnership that represented greater than 10% of the Partnership’s net asset value.
Note 9: Leasing Activity
The Partnership, directly or through wholly-owned subsidiaries and consolidated joint ventures, leases space to tenants under various operating lease agreements. These agreements, without giving effect to renewal options, have expiration dates ranging from January 1, 2017 to August 31, 2032. At December 31, 2016, the aggregate future minimum base rental payments under non-cancelable operating leases for wholly-owned and consolidated joint venture properties by year are as follows (excluding apartment leases):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016
Note 9: Leasing Activity (continued)

Year Ending December 31,	(in 000’s) *
2017	$9,600
2018	8,321
2019	6,626
2020	5,482
2021	4,974
Thereafter	21,412
Total	$56,415

* Certain leases provide for additional rental amounts based upon the recovery of actual operating expenses in excess of specified base amounts, sales volume or contractual increases as defined in the lease agreements. These contractual contingent rentals are not included in the table above.

Note 10: Commitments and Contingencies
The Partnership is subject to various legal proceedings and claims arising in the ordinary course of business. These matters are generally covered by insurance. In the opinion of the Partnership’s management, the outcome of such matters will not have a significant effect on the financial position and results of operations of the Partnership.
The Partnership has private real estate equity investments for which it is contractually obligated to fund additional capital after its initial investments as well as those in which capital is provided without being contractually obligated to do so. Such additional capital is generally provided in the ordinary course of business to fund recurring and non-recurring capital improvement activities of underlying real estate investments. For the years ended December 31, 2016 and 2015, the Partnership did not provide material non-contractual financial support to investees.
As of December 31, 2016, the Partnership share of unfunded debt obligations related to real estate and improvements was $9.9 million. The Partnership has no equity commitments to fund properties under development.
Note 11: Related Party Transactions
Pursuant to an investment management agreement, PGIM charges the Partnership a daily investment management fee at an annual rate of 1.25% of the average daily gross asset valuation of the Partnership. For the years ended December 31, 2016, 2015, and 2014, management fees incurred by the Partnership were $3.2 million, $2.8 million, and $2.6 million respectively. The Partnership also reimburses PGIM for certain administrative services rendered by PGIM. The amounts incurred for the years ended December 31, 2016, 2015, and 2014 were $0, $53,628, and $14,307, respectively, and are classified as administrative expenses in the consolidated statements of operations.
Note 12: Share Values and Shares Outstanding
The share value and shares outstanding for the general partners' controlling interest at December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Share Value	$46.42	$44.17
Shares Outstanding	4,529,591	4,529,591

The capital share transactions for each year are as follows:

Beginning of Year	4,529,591	4,650,878
Distributions	—	(121,287)
End of Year	4,529,591	4,529,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
December 31, 2016

Note 13: Financial Highlights

	For The Years Ended December 31,
	2016	2015	2014	2013	2012
Per Share (Unit) Operating Performance:
Net asset value attributable to general partners’ controlling interest, beginning of period	$44.17	$40.48	$37.78	$34.49	$32.27
Income From Investment Operations:
Net investment income attributable to general partners’ controlling interest, before management fee	2.30	1.95	1.97	2.30	2.08
Investment management fee attributable to general partners’ controlling interest	(0.71)	(0.62)	(0.54)	(0.50)	(0.47)
Net recognized and unrealized gain (loss) on investments attributable to general partners’ controlling interest	0.66	2.36	1.27	1.49	0.61
Net increase (decrease) in net assets resulting from operations attributable to general partners’ controlling interest	2.25	3.69	2.70	3.29	2.22
Net asset value attributable to general partners’ controlling interest, end of period	$46.42	$44.17	$40.48	$37.78	$34.49
Total return attributable to general partners’ controlling interest, before management fee (a):	6.74%	10.72%	8.62%	11.10%	8.36%
Total return attributable to general partners’ controlling interest, after management fee (a):	5.10%	9.12%	7.14%	9.57%	6.86%
Ratios/Supplemental Data:
Net assets attributable to general partners’ controlling interest, end of period (in millions)	$210	$200	$188	$185	$179
Ratios to average net assets for the period ended (b):
Management fees	1.57%	1.48%	1.39%	1.41%	1.42%
Other portfolio level expenses	0.33%	0.26%	0.22%	0.26%	0.26%
Total portfolio level expenses	1.90%	1.74%	1.61%	1.67%	1.68%
Net investment income, before management fee	5.10%	4.68%	5.10%	6.51%	6.30%
Net investment income, after management fee	3.54%	3.19%	3.70%	5.10%	4.88%

(a)	Total return, before/after management fee, is calculated by geometrically linking quarterly returns which are calculated using the formula below:
Net Investment Income before/after Management Fee + Net Recognized and Unrealized Gains/(Losses)
Beg. Net Asset Value + Time Weighted Contributions - Time Weighted Distributions

(b)	Average net assets are based on beginning of quarter net assets.

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

SCHEDULE III - REAL ESTATE OWNED: PROPERTIES
DECEMBER 31, 2016

		Initial Costs to the Partnership		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2016
Description	Encumbrances at 12/31/2016	Land	Building & Improvements		Land	Building & Improvements	2016 Sales	Total	Year of Construction	Date Acquired
Properties:
Office Building Lisle, IL	None	$1,780,000	$15,743,881	$11,478,608	$2,112,272	$26,831,076	$(28,943,348)	$—	1985	Apr., 1988
Retail Shopping Center Hampton, VA	$1,872,863	2,339,100	12,767,956	4,703,510	4,839,418	14,971,148	—	19,810,566	1998	May, 2001
Retail Shopping Center Westminster, MD	None	3,031,735	9,326,605	2,967,716	3,031,735	12,294,321	—	15,326,056	2005	Jun., 2006
Retail Shopping Center Ocean City, MD	17,496,663	1,517,099	8,495,039	16,647,167	1,524,555	25,134,750	—	26,659,305	1986	Nov., 2002
Garden Apartments Austin, TX	16,350,000	2,577,097	20,125,169	961,163	2,648,976	21,014,452	—	23,663,428	2007	May, 2007
Retail Shopping Center Dunn, NC	None	586,500	5,372,344	4,222,064	385,560	9,795,348	—	10,180,908	1984	Aug., 2007
Garden Apartments Charlotte, NC	10,465,000	1,350,000	12,184,750	1,520,407	1,373,228	13,681,929	—	15,055,157	1998	Sep., 2007
Garden Apartments Seattle, WA	13,500,000	4,252,500	18,071,707	768,819	4,724,653	18,368,373	—	23,093,026	2004	Jun., 2012
Retail Shopping Center Roswell, GA	None	2,062,908	18,566,167	167,038	3,200,000	17,596,113	—	20,796,113	2005	Sep., 2012
Apartment Seattle, WA	12,400,000	5,005,000	15,863,465	1,131,030	5,009,271	16,990,224	—	21,999,495	2000	Mar., 2013
Retail Shopping Center N. Fort Myers, FL	None	824,400	7,471,224	105,646	824,400	7,576,870	—	8,401,270	2014	Mar., 2014
Retail Shopping Center Norcross, GA	10,000,000	3,000,000	16,282,716	—	3,000,000	16,282,716	—	19,282,716	2014	Dec., 2014
Garden Apartments Maplewood, NJ	10,175,000	3,000,000	17,474,822	172,455	3,000,000	17,647,277	—	20,647,277	2014	Apr., 2015
Apartment Chicago, IL	2,793,743	4,905,280	4,366,396	—	4,905,280	4,366,396	—	9,271,676	2015	Nov., 2015
	$95,053,269	$36,231,619	$182,112,241	$44,845,623	$40,579,348	$222,550,993	$(28,943,348)	$234,186,993

	2016	2015	2014
Balance at beginning of year	$255,844,718	$240,778,075	$220,224,084
Additions:
Acquisitions and Improvements	7,285,623	29,181,583	31,870,549
Deletions:
Sales	(28,943,348)	(14,114,940)	(11,316,558)
Balance at end of year	$234,186,993	$255,844,718	$240,778,075

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Item of Expense	Estimated Expense
Registration fees	$0.00
Federal taxes	$12,500 per $1 million of premium payments
State taxes	$25,000 per $1 million of premium payments
Printing Costs	$20,000*
Legal Costs	N/A
Accounting Costs	$10,000*
* Estimated Expense
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Registrant, in connection with certain affiliates, maintains various insurance coverages under which the underwriter and certain affiliated persons may be insured against liability which may be incurred in such capacity, subject to the terms, conditions, and exclusions of the insurance policies.
Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco Life"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et seq. of the Arizona Statutes Annotated. The text of Pruco Life's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit Item 16.(a)(3B) on Form S-1, Registration No. 333-158229, filed March 27, 2009 on behalf of Pruco Life Variable Contract Real Property Account.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
Not Applicable.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

(1A) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company with respect to the Pruco Life Variable Insurance Account.	Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-80513, filed April 30, 1997, on behalf of the Pruco Life Variable Insurance Account.
(1B) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company with respect to the Pruco Life Variable Appreciable Account.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89558, filed April 29, 1997, on behalf of the Pruco Life Variable Appreciable Account.
(1C) Distribution Agreement between Pruco Securities, LLC and Pruco Life Insurance Company with respect to the Pruco Life Single Premium Variable Life Account and Pruco Life Single Premium Variable Annuity Account.
Incorporated by reference to Post-Effective Amendment No. 3 to Form S-1 Registration No. 33-86780, filed April 9, 1997, on behalf of the Pruco Life Variable Contract Real Property Account.
(3A) Articles of Incorporation of Pruco Life Insurance Company, as amended October 19, 1993.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158229 filed March 27, 2009 on behalf of Pruco Life Variable Contract Real Property Account.

(3B) By-Laws of Pruco Life Insurance Company, as amended May 6, 1997.	Incorporated by reference to Registration Statement Form S-1, Registration Number 333-158229 filed March 27, 2009 on behalf of Pruco Life Variable Contract Real Property Account.
(3C) Resolution of the Board of Directors establishing the Pruco Life Variable Contract Real Property Account.	Incorporated by reference to Post-Effective Amendment No. 3 to Form S-1 Registration No. 33-86780, filed April 9, 1997, on behalf of the Pruco Life Variable Contract Real Property Account.
(4A) Variable Life Insurance Contract.	Incorporated by reference to Post-Effective Amendment No. 24 to Form S-6, Registration No. 2-80513, filed April 30, 1997, on behalf of the Pruco Life Variable Insurance Account.
(4B)(i) Revised Variable Appreciable Life Insurance Contract with fixed death benefit.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89558, filed April 29, 1997, on behalf of the Pruco Life Variable Appreciable Account.
(4B)(ii) Revised Variable Appreciable Life Insurance Contract with variable death benefit.	Incorporated by reference to Post-Effective Amendment No. 26 to Form S-6, Registration No. 2-89558, filed April 29, 1997, on behalf of the Pruco Life Variable Appreciable Account.
(4C) Single Premium Variable Annuity Contract.	Incorporated by reference to Post-Effective Amendment No. 3 to Form S-1 Registration No. 33-86780, filed April 9, 1997, on behalf of the Pruco Life Variable Contract Real Property Account.
(4D) Flexible Premium Variable Life Insurance Contract.	Incorporated by reference to Post-Effective Amendment No. 3 to Form S-1 Registration No. 33-86780, filed April 9, 1997, on behalf of the Pruco Life Variable Contract Real Property Account.
(5) Opinion and Consent of Jordan K. Thomsen, Esq., as to the legality of the securities being registered.	Filed herewith.
(10A) Investment Management Agreement between Prudential Investment Management, Inc. and The Prudential Variable Contract Real Property Partnership.	Incorporated by reference to Form S-1, Registration No. 33‑20083-01, filed April 10, 2003 on behalf of the Prudential Variable Contract Real Property Account.
(10B) Administrative Service Agreement among PIM, Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey.	Incorporated by reference to Post-Effective Amendment No. 17 to Form S-1, Registration No. 33‑20083-01, filed April 14, 2004 on behalf of the Prudential Variable Contract Real Property Account.
(10C) Partnership Agreement of The Prudential Variable Contract Real Property Partnership.	Incorporated by reference to Post-Effective Amendment No. 9 to Form S-1, Registration No. 33‑20083-01, filed April 9, 1997 on behalf of the Prudential Variable Contract Real Property Account.
(23A) Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.	Filed herewith.
(23B) Written consent of Jordan K. Thomsen, Esq.	Incorporated by reference to Exhibit (5) hereto.
(24) Powers of Attorney: John Chieffo, Lori D. Fouché, Bernard J. Jacob, Christine Knight, Richard F. Lambert, Kent D. Sluyter, Kenneth Y. Tanji.	Filed herewith.
(b) Financial Statement Schedules Schedule III‑Real Estate Owned by The Prudential Variable Contract Real Property Partnership and independent accountant's report thereon.	Filed herewith.
(c)     Financial Statement

Financial Statements of Pruco Life Variable Contract Real Property Account and the consolidated Financial Statements of The Prudential Variable Contract Real Property Partnership.
Filed herewith.

ITEM 17. UNDERTAKINGS
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10 (a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, State of New Jersey, on the 31st day of March, 2017.

Pruco Life Insurance Company
In Respect of

Pruco Life
Variable Contract Real Property Account

By:	/s/ Jordan K. Thomsen
Jordan K. Thomsen
Vice President and Corporate Counsel
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on this 31st day of March, 2017.

Signature and Title

/s/ *
John Chieffo
Vice President, Chief Financial Officer, Chief Accounting Officer, and Director

/s/ *
Lori D. Fouché
President, Chief Executive Officer, and Director

/s/ *
Bernard J. Jacob
Director
	*By:	/s/ Jordan K. Thomsen
/s/ *		Jordan K. Thomsen
Christine Knight		(Attorney-in-Fact)
Vice President and Director

/s/ *
Richard F. Lambert
Director

/s/ *
Kent D. Sluyter
Senior Vice President and Director

/s/ *
Kenneth Y. Tanji
Treasurer and Director

EXHIBIT INDEX
Item 16.

(a)	(5)	Opinion and Consent of Jordan K. Thomsen, Esq., as to the legality of the securities being registered.
(a)	(23A)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
(a)	(24)	Powers of Attorneys